AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 2009

REGISTRATION STATEMENT NO. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VLOV, INC.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

2300

(Primary Standard Industrial Classification Code Number)

20-8658254

(I.R.S. Employer Identification Number)

11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People’s Republic of China
(86592) 2345999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Qingqing Wu, Chief Executive Officer
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People’s Republic of China
(86592) 2345999

COPY TO:
Kevin K. Leung, Esq.
Francis Chen, Esq.
Richardson & Patel LLP
10900 Wilshire Blvd., Suite 500
Los Angeles, CA 90024
(310) 208-1182

(Name, address, including zip code, and telephone number, including area code, of agent for service)

FROM TIME TO TIME AFTER THE
EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Per Share Offering Price		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.00001 par value per share (including those issuable upon conversion of series A convertible preferred stock)	3,224,117	$4.00	(2)	$12,896,468	$719.63

Common stock, $0.00001 par value per share (issuable upon exercise of common stock purchase warrants)	1,725,134	$3.43	(3)	$5,917,209.62	$330.19

Total	5,123,751				$1,049.82

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices of the common stock of the Registrant as reported on the Over-the-Counter Bulletin Board on December 15, 2009.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no offer to buy these securities is being solicited in any state where the offer or sale is not permitted.

Prospectus

VLOV, INC.

5,123,751 shares of Common Stock

This prospectus covers the resale by selling security holders named on page 14 of up to 5,123,751 shares of our common stock, $0.00001 par value per share, which includes:

•	2,570,581 shares of common stock underlying the series A convertible preferred stock issued in conjunction with our financing completed on November 17, 2009 (the “Preferred Shares Financing”);

•
653,536 shares of common stock issued in conjunction with our financing completed on December 1, 2009 (the “Common Shares Financing,” and with the Preferred Shares Financing collectively as the “Financings”);

•	1,725,134 shares of common stock underlying the common stock purchase warrants issued in conjunction with the Financings; and

•	174,500 shares of common stock issued in connection with a bridge financing related to our share exchange transaction with Peng Xiang Peng Fei Investments, Limited in February 2009.

These securities will be offered for sale from time to time by the selling security holders identified in this prospectus in accordance with the terms described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the common stock by the selling security holders.

Our securities are not listed on any national securities exchange. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “VLOV.” The last reported per share price for our common stock was $4.00 as quoted on the OTC Bulletin Board on December 15, 2009.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________________, 2009

No offers to sell are made, nor are offers sought, to buy these securities in any jurisdiction where the offer or sale is not permitted. The reader should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations, and prospectus may have changed since that date.

i

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

References to “we,” “our,” “us,” the “Company,” or “VLOV” refer to VLOV, Inc., a Nevada corporation, and its consolidated subsidiaries and variable interest entity.

Our Business

We are an apparel producer in the People’s Republic of China (“PRC” or “China”) that design, develop, manufacture, distribute and sell casual apparel and clothing products targeted toward middle-class Chinese consumers under the brand name “V·LOV”. Approximately 80% of our products are for men, with the remaining 20% for women. Our products include:

For Men: jeans, jackets, undershirts, t-shirts, shirts, windbreakers, sweaters, cotton wear, knit wear and accessories

For Women: jeans, jackets, t-shirts, windbreakers, sweaters, cotton wear, knit wear and accessories

Corporate Structure

All of our business operations are carried out by our variable interest entity (“VIE”), Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which we control through contractual arrangements between Yinglin Jinduren and Korea Jinduren (International) Dress Limited (“Korea Jinduren”), a Hong Kong company wholly-owned by Peng Xiang Peng Fei Investments, Limited (“PXPF”), a British Virgin Islands company and our wholly-owned subsidiary.  Through these contractual arrangements, we have the ability to substantially influence Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Yinglin Jinduren, we are considered the primary beneficiary of Yinglin Jinduren. Accordingly, we consolidate Yinglin Jinduren’s results, assets and liabilities in our financial statements.  Other than our interests in the contractual arrangements, neither we nor PXPF and Korean Jinduren own any equity interests in Yinglin Jinduren.

Financing Transaction – Preferred Shares Financing

In November 2009, we completed a financing transaction with 57 accredited investors by issuing an aggregate of 2,796,722 shares of our series A convertible preferred stock, par value $0.00001 per share (the “Preferred Shares”) for aggregate purchase price of approximately $8.00 million, and issued to them warrants (the “Warrants”) to purchase up to 1,398,367 shares of common stock, par value $0.00001 per share (“Common Stock”), for no additional consideration. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million, and the second on November 17, 2009, for gross proceeds of approximately $3.86 million. The transaction was pursuant to a securities purchase agreement that we entered into with these selling security holders. Each Preferred Share is convertible into one share of common stock at $2.86 per share (subject to certain adjustments) at any time at its holder’s option, and will automatically convert upon the listing of our common stock on either the Nasdaq Capital Market or NYSE Amex Equities. Each Warrant entitles its holder to purchase a share of common stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. We are also entitled to call the Warrants for cancellation if the volume-weighted average price of our common stock for 20 consecutive days exceeds 200% of the then applicable exercise price.

Financing Transaction – Common Shares Financing

On December 1, 2009, we entered into a securities purchase agreement with 17 accredited investors, pursuant to which we sold and issued to them 653,536 shares of our Common Stock (the “Common Shares”) for aggregate purchase price of approximately $1.87 million, and issued to them Warrants to purchase up to 326,767 shares of Common Stock, for no additional consideration. Except for their issuance date, the Warrants issued in this transaction have terms that are identical to those Warrants issued in the Preferred Shares transaction described above.

Financial Results

Our consolidated financial statements for the years ended December 31, 2008 and 2007 are included in this prospectus.  In 2008 and 2007, we had approximately $51.87 million and $39.73 million in sales, respectively and approximately $9.19 million and $7.75 million in net income, respectively.

We have also included our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 and 2008, during which time we had approximately $45.82 million and $40.01 million in sales, respectively, and approximately $8.82 million and $6.95 million in net profit, respectively.

See “Index to Consolidated Financial Statements” on page F-1.

Risks Affecting Our Business

We are subject to a number of risks, which the reader should be aware of before deciding to purchase the securities in this offering. These risks are discussed in the summary below and in the section titled “Risk Factors” beginning on page 3 of this prospectus.

Summary of Risk Factors

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to growth and strategies, future operating and financial results, financial expectations and current business indicators are based upon current information and expectations and are subject to change based on factors beyond our control. Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “will,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to:

•	our ability to timely and accurately complete orders for our products;

•	our dependence on a limited number of major customers;

•	our ability to expand and grow our distribution channels;

•	general economic conditions which affect consumer demand for our products;

•	the effect of terrorist acts, or the threat thereof, on consumer confidence and spending;

•	acceptance in the marketplace of our new products and changes in consumer preferences;

•	foreign currency exchange rate fluctuations;

•	our ability to identify and successfully execute cost control initiatives; and

•	other risks outlined above and in our other public filings.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update this forward-looking information.

While our management fully intends to make concerted efforts to manage these risks, we cannot provide assurances that we will be able to do so successfully. See “Risk Factors” beginning on page 3 of this prospectus.

The Offering

We are registering 5,123,751 shares of our common stock for sale by the selling security holders identified in the section of this prospectus entitled “Selling Security Holders.” As required by the securities purchase agreements that we executed as part of the Preferred Shares Financing and Common Shares Financing (more fully described under the section titled “Business” below), we are registering for resale the following: (i) 3,224,117 shares of Common Stock (including 2,570,581 shares of Common Stock underlying the Preferred Shares), and (ii) 1,725,134 shares of Common Stock underlying the Warrants. Additionally, as required by the bridge loan and financing agreement that Korea Jinduren entered into in connection with a bridge financing related to the share exchange transaction between PXPF and us, we are registering 174,500 shares of Common Stock issued to investors of the bridge financing. Information regarding our Common Stock is included in the section of this prospectus entitled “Description of Securities.”

The shares of Common Stock offered under this prospectus may be sold by the selling security holders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the times and manner in which the shares of Common Stock offered under this prospectus may be offered and sold is provided in the sections of this prospectus entitled “Plan of Distribution.”  We will not receive any of the proceeds from those sales. The registration of the shares of Common Stock offered under this prospectus does not necessarily mean that any of these shares will ultimately be offered or sold by the selling security holders.

General Information

Our principal executive offices are located at 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124, Hubin Bei Road, Siming District, Xiamen, Fujian Province, China, and our telephone number is (86592) 2345999.

RISK FACTORS

The reader should carefully consider the risks described below together with all of the other information included in this prospectus. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and an investor in our securities may lose all or part of their investment.

Risks Relating to Our Industry

Negative changes in the economy, such as the recent deterioration in the global economic environment, and resulting declines in consumer confidence and spending, have had and could continue to have an adverse effect on the apparel industry and on our operating results.

The apparel industry is cyclical in nature and is particularly affected by adverse trends in the general economy. Purchases of apparel and related merchandise are generally discretionary and therefore tend to decline during recessionary periods and also may decline at other times. During 2008 and continuing into 2009, the global economic environment has deteriorated significantly. The declining values in real estate, reduced credit lending by banks, solvency concerns of major financial institutions, increases in unemployment levels and recent significant declines and volatility in the global financial markets have negatively impacted the level of consumer spending for discretionary items. This has affected our business as it is dependent on consumer demand for our products. In China, we have experienced a slowdown in customer traffic and a highly promotional environment where retailers compete fiercely for dwindling business.  During periods of economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, maintain sales levels at our existing POS, or maintain or improve our margins from operations as a percentage of net sales.  Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders.  If the economic environment continues to be weak or deteriorates further, there will likely be a negative effect on our revenues, operating margins and earnings across all of our segments.

Intense competition in the worldwide apparel industry could reduce our sales and prices.

We face a variety of competitive challenges from other apparel producers both in China and other countries.  Some of these competitors have greater financial and marketing resources than we do and may be able to adapt to changes in consumer preferences or retail requirements more quickly, devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we can.  As a result, we may not be able to compete successfully with them if we cannot continue enhancing our marketing and management strategies, quality and value or responding appropriately to consumers needs.

Competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in the apparel industry from other established companies.  A number of our competitors may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do.  Their greater capabilities in these areas may enable them to better withstand periodic downturns in the apparel industry, compete more effectively on the basis of price and production and more quickly develop new products.  In addition, new companies may enter the markets in which we compete, further increasing competition in the industry.  We believe that our ability to compete successfully depends on a number of factors, including the style and quality of our products and the strength of our brand name, as well as many factors beyond our control.  We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our common stock.

The worldwide apparel industry is subject to ongoing pricing pressure.

The apparel market is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, ongoing emergence of new competitors with widely varying strategies and resources, and an increasing focus on apparel in the mass merchant channel of distribution.  These factors contribute to ongoing pricing pressure throughout the supply chain.  This pressure has and may continue to:

•	require us to reduce wholesale prices on existing products;

•	result in reduced gross margins across our product lines; and

•	increase pressure on us to further reduce our production costs and our operating expenses.

Any of these factors could adversely affect our business and financial condition.

Fluctuation in the price, availability and quality of raw materials could increase our cost of goods and decrease our profitability.

We purchase raw materials directly from local fabric and accessory suppliers.  We may also import specialty fabrics to meet specific customer requirements.  We also purchase finished goods from other contract manufacturers.  The prices we charge for our products are dependent in part on the market price for raw materials used to produce them.  The price, availability and quality of our raw materials may fluctuate substantially, depending on a variety of factors, including demand, supply conditions, transportation costs, government regulation, economic climates and other unpredictable factors.  Any raw material price increases could increase our cost of goods and decrease our profitability unless we are able to pass higher prices on to our customers.

For the three months ended September 30, 2009, we relied on three suppliers for 11.06%, 11.02% and 10.18%, respectively, of our total supply purchases. For the three months ended September 30, 2008, we relied on two suppliers for 29.98% and 18.67%, respectively, of our total supply purchases. We do not have any long-term written agreements with any of our suppliers and do not anticipate entering into any such agreements in the near future.  We do not believe that loss on any of these suppliers would have a material adverse effect on our ability to obtain finished goods or raw materials essential to our business because we believe we can locate other suppliers in a timely manner.

Our continued operations depend on current fashion trends.  If our designs and products do not continue to be fashionable, our business could be adversely affected.

Our success depends in large part on our ability to develop, market and deliver innovative and stylish products that are consistent and build on our brand and image at a pace and intensity competitive with our competition.  The novelty and the design of our VLOV apparel are critical to our success and competitive position, and the inability to continue to develop and offer unique products to our customers could harm our business.  We cannot be certain that trendy apparel and related accessories will continue to be fashionable.  Should the trend steer away from apparel and related accessories such as ours, our sales could decrease and our business could be adversely affected.  In addition, our future designs and plans to expand our product offerings may not be successful, and any unsuccessful designs or product offerings could adversely affect our business.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

Our success to date has been due in large part to the growth of our brand image.  If we are unable to timely and appropriately respond to changing consumer demand, our brand name and brand image may be impaired.  Even if we react appropriately to changes in consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular.  In the past, many apparel companies have experienced periods of rapid growth in revenues and earnings followed by periods of declining sales and losses.  Our business may be similarly affected in the future.

Risks Relating to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Yinglin Jinduren commenced business in 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the apparel industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our market position;

•	attract additional customers and increase spending per customer;

•	respond to competitive market conditions;

•	increase awareness of our brand and continue to develop customer loyalty;

•	respond to changes in our regulatory environment;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our net sales from $4.74 million in 2004 to $51.87 million in 2008. For the three months ended September 30, 2009, we had sales of $13.88 million, compared to $9.31 million for the same period in 2008. We anticipate that our future growth rate will depend upon various factors, including the strength of our brand image, the market success of our current and future products, the success or our growth strategies, competitive conditions and our ability to manage our future growth.  Future growth may place a significant strain on our management and operations. As we continue to grow in our operations, our operational, administrative, financial and legal procedures and controls will need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our future operating results could be adversely affected.

Our business could be harmed if we fail to maintain proper inventory levels.

We place orders with our contract manufacturers for most of our products when we receive all of our customers’ orders.  We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of certain products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

We rely on our distributors to operate our retail network.

Our distributors operate, directly or indirectly via third parties, our V·LOV POS. We do not own or operate any V·LOV retail stores ourselves. We depend on our distributors’ regional retail experience and economies of scale. We may not be able to expand the geographical coverage of our existing distributors, or be able to engage new distributors who have strong network and retail experience, which may substantially impair our sales targets. We rely on our distributors in the management and expansion of the V·LOV retail sales network. Even though we provide retail policies and guidelines, training, advertising and marketing support, our distributors might not carry out our visions and satisfy the needs of our business. Our sales to distributors also may not correlate directly to the demand for our products by end customers. If our distributors mismanage and do not effectively expand our retail network, our business and our reputation can be adversely affected.

We rely on contract manufacturing of our products.  Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source our products from independent manufacturers who purchase fabric and other raw materials. As a result, we must locate and secure production capacity. We depend on independent manufacturers to maintain adequate financial resources, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we do not have material long-term contracts with any of our independent manufacturers, and these manufacturers generally may unilaterally terminate their relationship with us at any time.

Our dependence on contract manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality. A manufacturer's failure to deliver products to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our wholesale customers. In addition, any interference with our ability to receive delivery from those manufacturers, such as conditions at ports or issues that otherwise affect transportation and warehousing providers, could cause delayed delivery of product. Additionally, if we experience a significant increase in demand, or if we need to replace any of the manufacturers that we currently use, we may have to expand our third party manufacturing capacity. We cannot be assured that this capacity will be available to us, or that if available it will be available on terms that are acceptable to us. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales and margins.

Our success depends on the continued protection of our trademark and other proprietary intellectual property rights.

Our trademark and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights in China. Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation or counterfeiting of our products by others or to prevent others from seeking to block sales of our products. Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant damage to our brand names and our ability to effectively represent ourselves to our customers.

Our business could suffer from the financial instability of our distributors.

We sell our product to certain distributors on open accounts with 90 day payment terms, but these arrangements are not always possible.  Financial difficulties of our distributors could result in losses for our company.

The loss of our Chief Executive Officer, Chief Designer or other key management personnel would have an adverse impact on our future development and could impair our ability to succeed.

Our performance is substantially dependent upon the expertise of our chief executive officer, Mr. Qingqing Wu, our chief designer, Mr. Fengfei Zeng, and other key management personnel.  Mr. Wu and Mr. Zeng spend all of their working time on our company's business. It may be difficult to find qualified individuals to replace Mr. Wu and Mr. Zeng or other key management personnel if we were to lose any one or more of them. The loss of Mr. Wu, Mr. Zeng or any of our key management personnel could have a material adverse effect on our business, development, financial condition, and operating results.  Furthermore, most members of our design team, with the exception of Mr. Zeng, are not currently under contract. Mr. Zeng does not have a non-competition clause in his contract, however, so there is nothing to restrict him from leaving V·LOV and going to work for a competitor.

Our quarterly revenues and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for denim and related apparel, and accessories delivery date delays, timing of new POS openings.

Our quarterly revenues and operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control.  For example, sales of our products have historically been somewhat seasonal in nature with the strongest sales generally occurring during the Chinese New Year holiday in early spring, Labor Day holiday in early May, summer months, and National Day holiday in early October.  Delays in scheduling or pickup of products by our wholesale customers could negatively impact our net sales and results of operations for any given quarter.  The timing of new POS openings and the amount of revenue contributed by new POS could also impact our net sales and results of operations for any given quarter.  As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year.  Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common stock.

We depend on our distributors for our sales. A significant adverse change in our relationship with a distributor or in a distributor’s performance or financial position could harm our business and financial condition.

For the three months ended September 30, 2009, our 3 largest distributors represented approximately 42.96% of our total net sales. A decision by a major distributor, whether motivated by competitive considerations, strategic shifts, financial requirements or difficulties, economic conditions or otherwise, to decrease its purchases from us or to change its manner of doing business with us, could adversely affect our business and financial condition. In addition, while we have long-standing relationships, we do not have long term contracts with any of our distributors. We identify suitable distributors and enter into distributorship agreements, generally for a term of up to 12 months, renewable on a year to year basis upon satisfying certain criteria.

We do not believe that there is any material risk of loss of any of these distributors during the next 12 months. We also believe that the unexpected loss of these distributors could have short-term material adverse effect on our earnings or financial condition.  As we believe that we could replace these distributors within 12 months, the loss of any distributor should not have material adverse effect on our financial condition in the long term.  None of our affiliates are officers, directors, or material shareholders of any of these distributors.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Failure to timely comply with the requirements of Section 404 or any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our debt and equity securities.

We currently are not an “accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Beginning with our Annual Report for the year ended December 31, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include an internal control report with our Annual Report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year.  This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified.  Additionally, for the fiscal year ended December 31, 2010 our independent registered public accounting firm will be required to issue a report and their evaluation of the operating effectiveness of our internal control over financial reporting.  Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.

Achieving compliance with Section 404 within the prescribed period may require us to incur significant costs and expend significant time and management resources.  If we are not able to complete our assessments as required under Section 404 in a timely manner, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective. As a result, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our securities. In addition, our independent registered public accounting firm may not conclude that our internal control over financial reporting is operating effectively.  We will continue to consistently improve our internal control over the financial reporting with our best efforts and we plan to engage assistance from outside experts in doing so.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations, and we regularly evaluate these systems against our current and expected requirements.  Although we have no current plans to implement modifications or upgrades to our systems, we will eventually be required to make changes to legacy systems and acquiring new systems with new functionality.  We are considering additional investments in updating our current system to help us improve our internal control system and to meet compliance requirements under Section 404.  We are also continuing to develop and update our internal information systems on a timely basis to meet our business expansion needs.  Any information technology system disruptions, if not anticipated and appropriately mitigated, could have an adverse effect on our business and operations.

Business interruptions could adversely affect our business.

Our operations and the operations of our suppliers and distributors are vulnerable to interruption by fire, earthquake, hurricanes, power loss, telecommunications failure and other events beyond our control. In the event of a major natural disaster, we could experience business interruptions, destruction of facilities and loss of life. In the event that a material business interruption occurs that affects us or our suppliers or distributors, deliveries could be delayed and our business and financial results could be harmed.

We must attract more consumers within our targeted profile and female consumers to our brand.

Our V·LOV brand sales are weighted towards male consumers 15 to 34 years of age. If we are not successful in attracting consumers within our demographic profile and more female consumers to our brands, our results of operation and our ability to grow will be adversely affected.

Risks Related to Our Corporate Structure

We conduct our business through Yinglin Jinduren by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected. If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment, we could be subject to severe penalties. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business.

While our contractual arrangements with Yinglin Jinduren are essential for our business operations, there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of such contractual arrangements.

Although we have been advised by our PRC counsel, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with Yinglin Jinduren and its owners) comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Yinglin Jinduren granted to us under the equity pledge agreements that are part of the contractual arrangements. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If we, Korea Jinduren or Yinglin Jinduren are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Yinglin Jinduren and/or voiding the contractual arrangements;

•	discontinuing or restricting the operations of Yinglin Jinduren;

•	imposing conditions or requirements with which we or Korea Jinduren may not be able to comply;

•	requiring us to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or

•	imposing fines or other forms of economic penalties.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Our contractual arrangements with Yinglin Jinduren and its owners may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in Yinglin Jinduren, and rely on contractual arrangements to control and operate the company and its businesses. These contractual arrangements may not be as effective in providing control over the company as direct ownership. For example, Yinglin Jinduren could fail to take actions required for our business despite its contractual obligation to do so. If Yinglin Jinduren fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which may not be effective. In addition, we cannot assure you that the owners of Yinglin Jinduren will act in our best interests.

Because we rely on the consulting services agreement with Yinglin Jinduren for our revenue, the termination of this agreement will severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and do not have any assets or conduct any business operations other than the contractual arrangements between Korea Jinduren, our indirect wholly owned subsidiary, and Yinglin Jinduren. As a result, we currently rely entirely for our revenues on dividends payments from Korea Jinduren after it receives payments from Yinglin Jinduren pursuant to the consulting services agreement which forms a part of the contractual arrangements. The consulting services agreement may be terminated by written notice of Korea Jinduren or Yinglin Jinduren in the event that: (a) Yinglin Jinduren causes a material breach of the agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within 14 days following the receipt of the written notice; (b) one party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) Korea Jinduren terminates its operations; or (d) circumstances arise which would materially and adversely affect the performance or the objectives of the agreement. Additionally, Korea Jinduren may terminate the consulting services agreement without cause. Because neither we nor our direct and indirect subsidiaries own equity interests of Yinglin Jinduren, the termination of the consulting services agreement would sever our ability to continue receiving payments from Yinglin Jinduren under our current holding company structure. While we are currently not aware of any event or reason that may cause the consulting services agreement to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the consulting services agreement is terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment.

We rely principally on dividends paid by our consolidated operating entity to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and rely principally on dividends paid by our consolidated PRC operating entity for cash requirements, including the funds necessary to service any debt we may incur. In particular, we rely on earnings generated by Yinglin Jinduren, which are passed on to us through Korea Jinduren. If any of our consolidated operating subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Korea Jinduren currently have in place with Yinglin Jinduren, in a manner that would materially and adversely affect our ability to pay dividends and other distributions on our equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entity only out of its retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserve fund until the accumulative amount of such reserves reach 50.0% of their respective registered capital. As a result, our consolidated PRC entity is restricted in its ability to transfer a portion of its net income to us whether in the form of dividends, loans or advances. As of September 30, 2009, our restricted reserves totaled $913,000 and we had retained earnings of $8.55 million. Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Management members of Yinglin Jinduren have potential conflicts of interest with us, which may adversely affect our business and your ability for recourse.

Mr. Qingqing Wu, our chief executive officer, is also the chairman of Yinglin Jinduren. Mr. Yushan Zheng, who is our chief financial officer, is the chief financial officer of Yinglin Jinduren. Mr. Zhifan Wu, who is one of our directors, is the executive director of Yinglin Jinduren. Conflicts of interests between their respective duties to our company and Yinglin Jinduren may arise. As our directors and executive officers, they have a duty of loyalty and care to us under U.S. and Hong Kong law when there are any potential conflicts of interests between our company and Yinglin Jinduren. We cannot assure you, however, that when conflicts of interest arise, every one of them will act completely in our interests or that conflicts of interests will be resolved in our favor. For example, they may determine that it is in Yinglin Jinduren’s interests to sever the contractual arrangements with Korea Jinduren, irrespective of the effect such action may have on us. In addition, any one of them could violate his or her legal duties by diverting business opportunities from us to others, thereby affecting the amount of payment that Yinglin Jinduren is obligated to remit to us under the consulting services agreement.

In the event that you believe that your rights have been infringed under the securities laws or otherwise as a result of any one of the circumstances described above, it may be difficult or impossible for you to bring an action against Yinglin Jinduren or our officers or directors who are members of Yinglin Jinduren’s management, all of whom reside within China. Even if you are successful in bringing an action, the laws of China may render you unable to enforce a judgment against the assets of Yinglin Jinduren and its management, all of which are located in China.

Risks Related to Doing Business in China

Yinglin Jinduren is subject to restrictions on making payments to us.

We are a holding company incorporated in Nevada and do not have any assets or conduct any business operations other than our indirect investments in Yinglin Jinduren. As a result of our holding company structure, we rely entirely on payments from that company under the contractual arrangements with our indirect wholly owned subsidiary, Korea Jinduren. The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Government control of currency conversion may affect the value of your investment.” Furthermore, if our affiliated entity in China incurs debt on their own in the future, the instruments governing the debt may restrict their ability to make payments. If we are unable to receive all of the revenues from our operations through these contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Because our assets are located overseas, shareholders may not receive distributions that they would otherwise be entitled to if we were declared bankrupt or insolvent.

All of our assets are located in the PRC. Because our assets are located overseas, our assets may be outside of the jurisdiction of U.S. courts to administer if we are the subject of an insolvency or bankruptcy proceeding. As a result, if we declared bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the U.S., under U.S. bankruptcy law.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

All of our business operations are currently conducted in the PRC, under the jurisdiction of the PRC government.  Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China.  China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources.  While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China.  The PRC government has implemented various measures to encourage economic development and guide the allocation of resources.  Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth.  Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Unprecedented rapid economic growth in China may increase our costs of doing business, and may negatively impact our profit margins and/or profitability.

Our business depends in part upon the availability of relatively low-cost labor and materials.  Rising wages in China may increase our overall costs of production.  In addition, rising raw material costs, due to strong demand and greater scarcity, may increase our overall costs of production.  If we are not able to pass these costs on to our customers in the form of higher prices, our profit margins and/or profitability could decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and all of our officers reside outside the United States.

Although we are incorporated in Nevada, we conduct substantially all of our operations in China through Yinglin Jinduren.  All of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely within the United States.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from payments from Yinglin Jinduren. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on fees paid to us by our affiliated entity in China. Any significant fluctuation in the value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our RMB denominated financial assets into U.S. dollar, as U.S. dollar is our reporting currency.

 Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.

The recently enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Nevada holding company and substantially all of our income is derived from the operations of Yinglin Jinduren located in the PRC, which is contractually obligated to pay its quarterly profits to Korea Jinduren, our Hong Kong subsidiary. Therefore, distributions paid to us by Yinglin Jinduren in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law and its implementation regulations to pay income tax for any distributions we receive from Yinglin Jinduren, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, we may pay to our shareholders.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of an epidemic outbreak, such as the SARS epidemic in April 2003. Any prolonged recurrence of such adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response may require temporary closure of our stores or offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risks Related to an Investment in Our Securities

Our common stock has limited liquidity.

Our common stock is traded on the Over-the-Counter Bulletin Board. It is thinly traded compared to larger more widely known companies in the same industry. Thinly traded common stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained.

Our stock is categorized as a penny stock.  Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a shareholder’s ability to buy and sell our stock.

Our stock is categorized as a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We expect to experience volatility in our stock price, which could negatively affect shareholders’ investments.

The market price for shares of our common stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, news announcements or changes in general market conditions.

Other factors, in addition to the those risks included in this section, that may have a significant impact on the market price of our common stock include, but are not limited to:

•	receipt of substantial orders or order cancellations of products;

•	quality deficiencies in services or products;

•	international developments, such as technology mandates, political developments or changes in economic policies;

•	changes in recommendations of securities analysts;

•	shortfalls in our backlog, revenues or earnings in any given period relative to the levels expected by securities analysts or projected by us;

•	government regulations, including stock option accounting and tax regulations;

•	energy blackouts;

•	acts of terrorism and war;

•	widespread illness;

•	proprietary rights or product or patent litigation;

•	strategic transactions, such as acquisitions and divestitures;

•	rumors or allegations regarding our financial disclosures or practices; or

•	earthquakes or other natural disasters concentrated in Fujian, China where a significant portion of our operations are based.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities.  Due to changes in the volatility of our common stock price, we may be the target of securities litigation in the future.  Securities litigation could result in substantial costs and divert management’s attention and resources.

No cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends.  Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends.  We presently intend to retain all earnings for our operations.

Our common shares are not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

We cannot predict the extent to which an active public market for its common stock will develop or be sustained.  However, we do not rule out the possibility of applying for listing on the Nasdaq Capital Market or the NYSE Amex Equities (formerly known as the American Stock Exchange) or other markets.

Our common shares are currently traded, but currently with low volume, based on quotations on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse.  Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

Our principal shareholders, which includes our officers and directors, and their affiliated entities, own approximately 59.98% of our outstanding shares of common stock. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions.  In addition, because of the percentage of ownership and voting concentration in these principal shareholders and their affiliated entities, elections of our board of directors will generally be within the control of these shareholders and their affiliated entities. While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, the concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities. As such, it would be difficult for shareholders to propose and have approved proposals not supported by management. There can be no assurances that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all of our shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect” and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Whether actual results will conform to the expectations and predictions of management, however, is subject to a number of risks and uncertainties that may cause actual results to differ materially. Such risks are in the section entitled “Risk Factors” on page 3, and in our previous SEC filings.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling security holders. All proceeds from the sale of such securities offered by the selling security holders under this prospectus will be for the account of the selling security holders, as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.” With the exception of any brokerage fees and commissions which are the respective obligations of the selling security holders, we are responsible for the fees, costs and expenses of this offering which includes our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

All of the shares covered by this prospectus are, prior to their sale under this prospectus, issuable upon conversion of our series A convertible preferred stock or exercise of our series A warrants.

SELLING SECURITY HOLDERS

We are registering the following securities:

•	2,570,581 shares of common stock underlying the series A convertible preferred stock issued in conjunction with our financing completed on November 17, 2009 (the “Preferred Shares Financing”);

•
653,536 shares of common stock issued in conjunction with our financing completed on December 1, 2009 (the “Common Shares Financing,” and with the Preferred Shares Financing collectively as the “Financings”);

•	1,725,134 shares of common stock underlying the common stock purchase warrants issued in conjunction with the Financings; and

•	174,500 shares of common stock issued in connection with a bridge financing related to our share exchange transaction with PXPF in February 2009.

We are registering these securities in order to permit the selling security holders to dispose of the shares of Common Stock from time to time. The selling security holders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock by each of the selling security holders. Column B lists the number of shares of common stock beneficially owned by each selling security holder as of December 14, 2009 (assuming full conversion of the Preferred Shares and exercise of the Warrants held by such selling security holder, if any). Column C lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling security holders. Column D lists the number of shares of common stock that will be beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold. Column E lists the percentage of class beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold, based on 16,667,957 of common stock outstanding on December 14, 2009.

We cannot provide an estimate of the number of securities that any of the selling security holders will hold in the future. For purposes of this table, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting power and investment power with respect to such securities.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling security holder has had any material relationship with us or our affiliates during the last three years. Except as indicated below, no selling security holder is the beneficial owner of any additional shares of common stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. Except as indicated below, no selling security holder is a registered broker-dealer or an affiliate of a broker-dealer.

Selling Security Holder Table

Name (A)	Securities Beneficially Owned Prior to Offering (B)		Securities Being Offered (C)		Securities Beneficially Owned After Offering (D)		% Beneficial Ownership After Offering (E)
Ancora Greater China Fund, LP (1)	194,950	(2)	47,590	(3)	147,360	(2)	*	%(2)
Aran Asset Management SA (4)	11,364	(5)	11,364	(5)	0		0%
ARC China Investments Fund Ltd. (6)(10)(156)	357,342	(7)	357,342	(7)	0		0%
ARC Semper China Investments Ltd. (8)(10)(156)	34,032	(9)	34,032	(9)	0		0%
Giovanni Berloni (11)	5,075	(12)	5,075	(12)	0		0%
Jeff Bishop (13)	55,964	(14)	55,964	(14)	0		0%
Blue Earth Fund, LP (15)	131,121	(16)	131,121	(16)	0		0%
Anthony Bobulinski (17)	52,500	(18)	52,500	(18)	0		0%
Kung-Hsiung Chang (19)	4,725	(20)	4,725	(20)	0		0%
Yi-Tsung Chang (21)	4,725	(22)	4,725	(22)	0		0%
Michael Cohen (23)	105,000	(24)	105,000	(24)	0		0%
Ronnie Cons and Mike Cons (25)	47,203	(26)	47,203	(26)	0		0%
Core Capital Markets Limited (27)	12,187	(28)	12,187	(28)	0		0%
Core Energy Enterprises Inc. (29)	109,362	(30)	109,362	(30)	0		0%
Covey Capital Partners Master, Ltd. (31)	118,007	(32)	118,007	(32)	0		0%
EPESA, LP, LLLP (33)(156)	44,580	(34)	44,580	(34)	0		0%
Field Nominees Ltd. A/C 1368511 (35)	236,014	(36)	236,014	(36)	0		0%
Ephraim Fields (37)	157,343	(38)	157,343	(38)	0		0%
Financetec E.E. (39)(156)	51,049	(40)	51,049	(40)	0		0%
Fiordaliso Ltd. (41)(156)	51,049	(42)	51,049	(42)	0		0%
Fishman Family Trust (43)	10,665	(44)	10,665	(44)	0		0%
Fitel Nominees Limited A/C C054696 (45)	23,602	(46)	23,602	(46)	0		0%
James Fuld, Jr. (47)	78,672	(48)	78,672	(48)	0		0%
Gilford Securities Inc. (49)	25,937	(50)	25,937	(50)	0		0%
Robert Gleckman (51)	15,535	(52)	15,535	(52)	0		0%
Len Goldberg and Caryl T. Goldberg (53)	39,336	(54)	39,336	(54)	0		0%
Golden 1177 LP (55)	120,000	(56)	120,000	(56)	0		0%
Jeffrey A. Grossman (57)	36,714	(58)	36,714	(58)	0		0%
Boyd Hinds (59)	26,224	(60)	26,224	(60)	0		0%
David Hnatek (61)	52,449	(62)	52,449	(62)	0		0%
Hai-Lung Huang (63)	8,100	(64)	8,100	(64)	0		0%
Hyllos Investment Ltd. (65)	29,700	(66)	29,700	(66)	0		0%
IGSB-Stad I, LLC (67)	39,336	(68)	39,336	(68)	0		0%
Lawrence D. & Christine L. Isen Family Trust (69)	19,420	(70)	19,420	(70)	0		0%
JBWA2 LP (71)	45,000	(72)	45,000	(72)	0		0%
Michael Jordan (73)	52,448	(74)	52,448	(74)	0		0%
Kaufman2 LP (75)	45,000	(76)	45,000	(76)	0		0%
Robert Klinek and Susan Pack as Joint Tenants with Rights of Survivorship (77)	10,665	(78)	10,665	(78)	0		0%
Geoffrey Knapp (79)	75,000	(80)	75,000	(80)	0		0%
Jacqueline Knapp (81)(117)	46,550	(82)	46,550	(82)	0		0%
Chiao-Mi Lee (83)	4,725	(84)	4,725	(84)	0		0%
Lee Madison 9189 LP (85)	45,000	(86)	45,000	(86)	0		0%
John S. Lemak IRA Rollover Morgan Keegan custodian (87)	52,500	(88)	52,500	(88)	0		0%
Ernst Liniger (89)	7,937	(90)	7,937	(90)	0		0%
Loeb Enterprises II, LLC (91)(156)	102,098	(92)	102,098	(92)	0		0%
Lumen Capital Limited Partnership (93)	26,224	(94)	26,224	(94)	0		0%
Marketbyte LLC Defined Benefit & Trust (95)	26,660	(96)	26,660	(96)	0		0%
Sam Maywood (97)	39,942	(98)	39,942	(98)	0		0%
Sven Hugo Meyer (99)(156)	49,600	(100)	49,600	(100)	0		0%
Michael Morris (101)	39,336	(102)	39,336	(102)	0		0%
Roger Mulhaupt (103)	71,416	(104)	71,416	(104)	0		0%
Bette Nagelberg ACF Jenna C. Nagelberg U/CA/UTMA (105)(117)	31,812	(106)	31,812	(106)	0		0%
David S. Nagelberg 2003 Revocable Trust U/A/D 7/2/03 (107)(119)	150,000	(108)	150,000	(108)	0		0%
Jeremy M. Nagelberg 2007 Trust (109)(117)	31,812	(110)	31,812	(110)	0		0%
Jesse A. Nagelberg 2007 Trust (111)(117)	31,812	(112)	31,812	(112)	0		0%
Justin E. Nagelberg 2007 Trust (113)(117)	31,812	(114)	31,812	(114)	0		0%
Murray J. Nagelberg (115)(117)	46,417	(116)	46,417	(116)	0		0%
Nardes Investments SA 21414 at Fortis Banque (Suisse) SA (118)	233,101	(119)	233,101	(119)	0		0%
NBAD Private Bank (Suite) S.A. (120)	73,500	(121)	73,500	(121)	0		0%
Nemo Asset Management (122)	8,741	(123)	8,741	(123)	0		0%
Jeffrey Nesses (124)	13,113	(125)	13,113	(125)	0		0%
Dermot O’Sullivan (126)	5,075	(127)	5,075	(127)	0		0%
Gary L. Poelstra (128)	10,665	(129)	10,665	(129)	0		0%
Pope Investments II LLC (130)	470,750	(131)	126,910	(3)	343,840	(131)	2.06	%(131)
RossPlan LP (132)	67,500	(133)	67,500	(133)	0		0%
Rothschild & Cie Banque (134)	24,300	(135)	24,300	(135)	0		0%
Sandor Capital Master Fund, L.P. (136)	157,500	(137)	157,500	(137)	0		0%
Semper Gestion S.A. (138)	261,975	(139)	261,975	(139)	0		0%
Sequoia Aggressive Growth Fund Ltd. (140)	322,844	(141)	322,844	(141)	0		0%
Lawrence J. Sheer (117)(142)	46,550	(143)	46,550	(143)	0		0%
Silver Rock II, Ltd. (144)	150,000	(145)	150,000	(145)	0		0%
Taylor International Fund Ltd. (146)	262,238	(147)	262,238	(147)	0		0%
Virtus Trust Limited as Trustee of the Hillside Ventures Investments Trust B (148)	52,098	(149)	52,098	(149)	0		0%
XWRT2 LP (150)	45,000	(151)	45,000	(151)	0		0%
Wilshire Investments LLC (152)	26,224	(153)	26,224	(153)	0		0%
Zhimin You (154)	10,729	(155)	10,729	(155)	0		0%

TOTAL	5,614,951		5,123,751		491,200		2.95%

* Less than 1%

(1)
The address for this security holder is One Chagrin Highlands, 2000 Auburn Drive, #305, Cleveland, OH 44122. John P. Micklitsch, as managing partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(2)
Includes 47,590 shares of common stock issued to this security holder in connection with a bridge financing related to our share exchange transaction with PXPF (more fully described under the section titled “Certain Relationships and Related Party Transactions” below), all of which we are registering for resale pursuant to the bridge loan and financing agreement (the “Bridge Financing Agreement”) entered into as part of the bridge financing.

(3)	Shares being registered pursuant to the Bridge Financing Agreement.

(4)
The address for this security holder is Bohnhofplatz, P.O. Box 4010, 6304 Zug, Switzerland. Michael C. Thalmann, as chairman and CEO of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(5)
Includes 6,993 shares of common stock underlying 6,993 shares of series A preferred stock and 4,371 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing (more fully described under the section titled “History and Corporate Structure” below), all of which we are registering for resale pursuant to the securities purchase agreement that we entered into as part of the Preferred Shares Financing (the “Preferred Shares Agreement”).

(6)
The address for this security holder is 23 The Bund, 14th Floor, Shanghai, PRC. Adam Roseman, as chairman of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(7)
Includes 242,307 shares of common stock underlying 242,307 shares of series A preferred stock and 115,035 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(8)
The address for this security holder is 5 Rue Pedro-Meylan 5, cp 109-ch 1211, Geneve 17, Switzerland. Adam Roseman and Gregoire Vaucher, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(9)
Includes 23,077 shares of common stock underlying 23,077 shares of series A preferred stock and 10,955 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(10)	Under common control and are deemed affiliates of one another.

(11)	The address for this security holder is JBR, Rimal 5, Apt. 3204, P.O. Box 118222, Dubai, UAE.

(12)
Includes 3,325 shares of common stock underlying 3,325 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(13)	The address for this security holder is 18 Sackett Road, Lee, NH 03861.

(14)
Includes 34,985 shares of common stock underlying 34,985 shares of series A preferred stock and 20,979 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(15)
The address for this security holder is 1312 Cedar Street, Santa Monica, CA 90405. Brett Conrad, as managing member and general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(16)
Includes 52,448 shares of common stock underlying 52,448 shares of series A preferred stock and 26,224 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement, as well as 34,966 shares of common stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing (more fully described under the section titled “History and Corporate Structure” below), all of which we are registering for resale pursuant to the securities purchase agreement that we entered into as part of the Common Shares Financing (the “Common Shares Agreement”).

(17)	The address for this security holder is 10330 Santa Monica Boulevard, Los Angeles, CA 90025.

(18)
Includes 35,000 shares of common stock underlying 35,000 shares of series A preferred stock and 17,500 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(19)	The address for this security holder is 3F/3 Lane 1041 Ta-Hsuen 1st Road, Gue-Sun Dist., Kaohsiung City 804, Taiwan.

(20)
Includes 2,975 shares of common stock underlying 2,975 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(21)	The address for this security holder is No. 196 Jian Hwa 1st Road, Pingtung City, Taiwan.

(22)
Includes 2,975 shares of common stock underlying 2,975 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(23)	The address for this security holder is 210 Sandringham Drive, Toronto, Ontario, Canada, M3H 1E3.

(24)
Includes 70,000 shares of common stock underlying 70,000 shares of series A preferred stock and 35,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(25)	The address for this security holder is 6800 Boulevard Des Grandes-Prairies, Saint-Leonard, Quebec, Canada H1P 3P3.

(26)
Includes 29,720 shares of common stock underlying 29,720 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(27)
The address for this security holder is 1 King Street West, Suite 1505, Toronto, Canada M5H 1A1. James Cassina, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(28)
Includes 7,800 shares of common stock underlying 7,800 shares of series A preferred stock and 4,387 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(29)
The address for this security holder is P.O. Box N-10567, 2nd Terrace West, Centreville, Nassau, Bahamas. James Cassina, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(30)
Includes 70,000 shares of common stock underlying 70,000 shares of series A preferred stock and 39,362 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(31)
The address for this security holder is 3353 Peachtree Road NE, North Tower, Suite 545, Atlanta, GA 30326, J. Christopher Lanigan and R. Scott Mayo, as directors of this security holder, and R. Scott Winton, as chief financial officer of Covey Capital Advisors, LLC, investment manager of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(32)
Includes 74,301 shares of common stock underlying 74,301 shares of series A preferred stock and 43,706 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(33)
The address for this security holder is 2401 SW 145th Avenue, Miramar, FL 33027. Steven Kruss, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(34)
Includes 29,720 shares of common stock underlying 29,720 shares of series A preferred stock and 14,860 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(35)
The address for this security holder is GS Front Street, Hamilton Hm12, Bermuda. Linda Hodgson and May O’Mara, as authorized signatories of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(36)
Includes 148,601 shares of common stock underlying 148,601 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(37)	The address for this security holder is 265 East 66th Street, #41A, New York, NY 10065.

(38)
Includes 104,895 shares of common stock underlying 104,895 shares of series A preferred stock and 52,448 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(39)
The address for this security holder is 33 Pleiadon Street, Kifissia 145 61, Athens, Greece. Euripides Hatzistefanis and Efstratios Hatzistefanis, as the partners of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(40)
Includes 34,615 shares of common stock underlying 34,615 shares of series A preferred stock and 16,434 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(41)
The address for this security holder is Le Patio Palace, 41 Avenue Hector Otto, MC 98000 Monaco – Principality of Monaco. Diego Lissi, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(42)
Includes 34,615 shares of common stock underlying 34,615 shares of series A preferred stock and 16,434 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(43)
The address for this security holder is P.O. Box 1203, Rancho Santa Fe, CA 92067. Richard Fishman and Susann Fishman, as the trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(44)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(45)
The address for this security holder is 11 Saint James's Square, Manchester, M2 6, United Kingdom. Harry Ansell, Nicholas Lamb, Daniel Bristowe and Charles Campbell, as investment managers of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(46)
Includes 14,861 shares of common stock underlying 14,861 shares of series A preferred stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(47)	The address for this security holder is 114 East 72nd Street, New York, NY 10021.

(48)
Includes 52,448 shares of common stock and 26,224 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(49)
The address for this security holder is 777 3rd Avenue, 17th Floor, New York, NY 10017. Robert A. Maley, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(50)
Includes 10,025 shares of common stock underlying 10,025 shares of series A preferred stock and 15,912 shares of common stock underlying the warrants transferred to this selling security holders by certain of the investors in the Preferred Shares Financing pursuant to arrangements between such parties.

(51)	The address for this security holder is 18440 St Moritz Drive, Tarzana, CA 91356.

(52)
Includes 9,708 shares of common stock underlying 9,708 shares of series A preferred stock and 5,827 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(53)	The address for this security holder is 27 Stagecoach Road, Avon, CT 06001.

(54)
Includes 26,224 shares of common stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(55)
The address for this security holder is #500, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada. Alexander Lall, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(56)
Includes 80,000 shares of common stock and 40,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(57)	The address for this security holder is 35 Rochelle Drive, New City, NY 10956.

(58)
Includes 23,602 shares of common stock underlying 23,602 shares of series A preferred stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(59)	The address for this security holder is 41 West 82nd Street #9B, New York, NY 10024.

(60)
Includes 17,483 shares of common stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(61)	The address for this security holder is 8000 Paseo Esmerado, Carlsbad, CA 92009.

(62)
Includes 34,966 shares of common stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(63)	The address for this security holder is No.25 Alley 15 Chong Shon Tung Road, East District, Tainan City, Taiwan.

(64)
Includes 5,100 shares of common stock underlying 5,100 shares of series A preferred stock and 3,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(65)
The address for this security holder is P.O. Box 438, Road Town, Tortola, British Virgin Islands. Sandra Nesensohn and Peter Stephan Konig, among others, as authorized signatories of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(66)
Includes 18,700 shares of common stock underlying 18,700 shares of series A preferred stock and 11,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(67)
The address for this security holder is P.O. Box 5609, Santa Barbara, CA 93150. Timothy K. Bliss, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(68)
Includes 24,767 shares of common stock underlying 24,767 shares of series A preferred stock and 14,569 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(69)
The address for this security holder is 10673 Hunters Glen, San Diego, CA 92130. Lawrence D. Isen, as trustee of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(70)
Includes 12,136 shares of common stock underlying 12,136 shares of series A preferred stock and 7,284 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(71)
The address for this security holder is 650 Bellevue Way NE, #3704, Bellevue, WA 98004. C. James Jensen, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(72)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(73)	The address for this security holder is 15 Linden Lane, Rumson, NJ 07760.

(74)
Includes 34,965 shares of common stock underlying 34,965 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(75)
The address for this security holder is 127 W 69th Street, New York, NY 10023. Daniel Kaufman, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(76)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(77)
The address for this security holder is P.O. Box 157, Rancho Santa Fe, San Diego, California 92067. Robert Kleinek and Susan Pack, as joint tenants with right of survivorship of this security holder, have joint dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(78)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(79)	The address for this security holder is 1031 Keys Drive, Boulder City, Clark, Nevada 89005.

(80)
Includes 50,000 shares of common stock and 25,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(81)	The address for this security holder is 947 Huron Road, Franklin Lakes, Bergen, New Jersey 07417.

(82)
Includes 29,100 shares of common stock underlying 29,100 shares of series A preferred stock and 17,450 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(83)	The address for this security holder is No. 21 Lane 45, Wuan Street, Pingtung City, Taiwan.

(84)
Includes 2,975 shares of common stock underlying 2,975 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(85)
The address for this security holder is 5871 East Carefree Mountain Drive, Carefree, AZ 85377. Robert M. Mayes, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(86)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(87)
The address for this security holder is 4410 Bordeaux Avenue, Dallas, TX 75205. John S. Lemak, as custodian of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(88)
Includes 35,000 shares of common stock and 17,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(89)	The address for this security holder is Elchweg 23, CH-8405 Winterthur, Switzerland.

(90)
Includes 5,000 shares of common stock underlying 5,000 shares of series A preferred stock and 2,937 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(91)
The address for this security holder is 70 East 55th Street, 4th Floor, New York, NY 10022. Michael Loeb, Robert Imershein and Richard Vogel, as president and CEO, COO and managing director of this security holder, respectively, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(92)
Includes 69,231 shares of common stock underlying 69,231 shares of series A preferred stock and 32,867 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(93)
The address for this security holder is 265 West Trail, Stamford, Fairfield, Connecticut 06903. Allan C. Lichtenbery, as managing member of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(94)
Includes 17,483 shares of common stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(95)
The address for this security holder is 4653 Carmel Mountain Road, Suite 308-402, San Diego, CA 92130. Lawrence D. Isen and Christian L. Isen, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(96)
Includes 16,660 shares of common stock underlying 16,660 shares of series A preferred stock and 10,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(97)	The address for this security holder is 6105 Avenida Cresta, La Jolla, California 92037.

(98)
Includes 25,024 shares of common stock underlying 25,024 shares of series A preferred stock and 14,918 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(99)	The address for this security holder is Rue Jean, Jacquet 4, CH 1201 Geneva, Switzerland.

(100)
Includes 33,650 shares of common stock underlying 33,650 shares of series A preferred stock and 15,950 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(101)	The address for this security holder is 12 Silver Birch Road, Merrick, Nassau, New York 11566.

(102)
Includes 26,224 shares of common stock and 13,112 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(103)	The address for this security holder is Espigraben - 1811, 8264 Eschenz, Steckborn, Thurgau, Switzerland.

(104)
Includes 45,000 shares of common stock underlying 45,000 shares of series A preferred stock and 26,416 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(105)
The address for this security holder is 111 Via De La Valle, Del Mar, CA 92014. Bette Nagelberg, as custodian of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(106)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(107)
The address for this security holder is 939 Coast Boulevard #210E, La Jolla, CA 92037. David S. Nagelberg, as trustee of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(108)
Includes 100,000 shares of common stock underlying 100,000 shares of series A preferred stock and 50,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(109)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(110)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(111)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(112)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(113)
The address for this security holder is 947 Huron Road, Franklin Lakes, NJ 07417. Mitchell Knapp and Lawrence Sheer, as trustees of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(114)
Includes 19,887 shares of common stock underlying 19,887 shares of series A preferred stock and 11,925 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(115)	The address for this security holder is 812 Plainfield Lane, Valley Stream, Nassau, New York 11581.

(116)
Includes 29,017 shares of common stock underlying 29,017 shares of series A preferred stock and 17,400 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(117)	Are deemed affiliates of one another.

(118)
The address for this security holder is Rue du Port 12, CH-1204, Geneva, Switzerland. Hubert-Lance Huet, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(119)
Includes 145,688 shares of common stock underlying 145,688 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(120)
The address for this security holder is Quai de I’lle 5, P.O. Box 5055, 1204 Geneva 11, Switzerland. Valerie Anson, as head of middle office of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(121)
Includes 49,000 shares of common stock underlying 49,000 shares of series A preferred stock and 24,500 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(122)
The address for this security holder is 5 Rue Pedro Meylan 5, CH-1208 Geneva, Switzerland. Olivier Couriol, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(123)
Includes 5,827 shares of common stock underlying 5,827 shares of series A preferred stock and 2,914 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(124)	The address for this security holder is P.O. Box 8803, Rancho Santa Fe, CA 92067.

(125)
Includes 8,742 shares of common stock and 4,371 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(126)	The address for this security holder is Apt 409, Saoaf 6, SBR, P.O. Box 118222, Dubai, UAE.

(127)
Includes 3,325 shares of common stock underlying 3,325 shares of series A preferred stock and 1,750 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(128)	The address for this security holder is 1011 Brioso Drive, Suite 201, Costa Mesa, CA 92627.

(129)
Includes 6,667 shares of common stock underlying 6,667 shares of series A preferred stock and 3,998 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(130)
The address for this security holder is 5100 Poplar Avenue, Suite 805, Memphis, TN 38137. William P. Wells, as chief manager of Pope Asset Management, LLC, the investment advisor to this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(131)	Includes 126,910 shares of common stock issued to this security holder in connection with, and which we are registering for resale pursuant to, the Bridge Financing Agreement.

(132)
The address for this security holder is 130 East 65th Street, New York, NY 10065. Ross Pirasteh, as general manager and general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(133)
Includes 45,000 shares of common stock and 22,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(134)
The address for this security holder is 29 Avenue de Messine, 75008 Paris, France. Eric Legendre, Frederic Garcia, Patrice Renaudin and Chantal Aumasson, as managing members of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(135)
Includes 15,300 shares of common stock underlying 15,300 shares of series A preferred stock and 9,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(136)
The address for this security holder is 2828 Routh Street, Suite 500, Dallas, TX 75201. John S. Lemak, as manager of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(137)
Includes 105,000 shares of common stock and 52,500 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(138)
The address for this security holder is Rue Pedro-Meylan 5, CH-1208, Geneve, Switzerland. Blaise Hatt-Arnold and Gregoire Vaucher, as managing members of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(139)
Includes 164,947 shares of common stock underlying 164,947 shares of series A preferred stock and 97,028 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(140)
The address for this security holder is Rue Pedro-Meylan 5, CH-1208 Geneva, Switzerland. Olivier Couriol and Christian Navill, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(141)
Includes 206,294 shares of common stock underlying 206,294 shares of series A preferred stock and 116,550 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(142)	The address for this security holder is 791 Passaic Avenue, Clifton, NJ 07012.

(143)
Includes 29,100 shares of common stock underlying 29,100 shares of series A preferred stock and 17,450 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(144)
The address for this security holder is Villa # D103, Palm Jumeirah Island, Dubai, UAE. Rima Salam, as director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(145)
Includes 100,000 shares of common stock underlying 100,000 shares of series A preferred stock and 50,000 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(146)
The address for this security holder is 714 South Dearborn Street, 2nd Floor, Chicago, IL 60605. Stephen S. Taylor, as managing director of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(147)
Includes 174,825 shares of common stock underlying 174,825 shares of series A preferred stock and 87,413 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(148)
The address for this security holder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey GY1 3DR. Nicholas Moss and David Allison, as directors of this security holder, have dispositive and voting power over these securities and may be deemed to be the beneficial owners of these securities.

(149)
Includes 34,615 shares of common stock underlying 34,615 shares of series A preferred stock and 17,483 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(150)
The address for this security holder is 131 Laurel Grove Avenue, Kentfield, CA 94904. Joseph Abrams, as general partner of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(151)
Includes 30,000 shares of common stock and 15,000 shares of common stock underlying the warrants issued to this selling security holder in the Common Shares Financing, all of which we are registering for resale pursuant to the Common Shares Agreement.

(152)
The address for this security holder is 410 17th Street, #1705, Denver, CO 80202. James A Lustig, as president of this security holder, has dispositive and voting power over these securities and may be deemed to be the beneficial owner of these securities.

(153)
Includes 17,483 shares of common stock underlying 17,483 shares of series A preferred stock and 8,741 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(154)	The address for this security holder is 228 Taizhou Road, Building #1, Room 1002, Shanghai, China 200042.

(155)
Includes 6,755 shares of common stock underlying 6,755 shares of series A preferred stock and 3,974 shares of common stock underlying the warrants issued to this selling security holder in the Preferred Shares Financing, all of which we are registering for resale pursuant to the Preferred Shares Agreement.

(156)
Transferred an aggregate of 10,025 Preferred Shares and Warrants to purchase up to 15,912 shares of common stock to Gilford Securities, Inc. pursuant to arrangements between these security holders and Gilford.

PLAN OF DISTRIBUTION

Each selling security holder named above and any of their pledgees, assignees, and successors-in-interest (each a “Selling Security Holder” and collectively the “Selling Security Holders”) may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Security Holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Security Holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Security Holder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Security Holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Security Holders.

We agreed to use commercially reasonable efforts to keep this prospectus effective until the earlier of (i) the date on which all of the registrable shares may be resold by the Selling Security Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the registrable shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Security Holders or any other person. We will make copies of this prospectus available to the Selling Security Holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Richardson & Patel LLP has rendered an opinion regarding the legality of the issuance of the shares of common stock being registered in this prospectus. As of December 14, 2009, Richardson & Patel LLP and/or its principals holds Company securities.

EXPERTS

The consolidated financial statements of Peng Xiang Peng Fei Investments Limited and its subsidiaries as of December 31, 2008 and 2007 and for the years then ended appearing in this prospectus and registration statement have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

BUSINESS

Overview

We are an apparel producer in the PRC that design, develop, manufacture, distribute and sell  casual apparel and clothing products targeted toward middle-class Chinese consumers under the brand name “V·LOV”. Approximately 80% of our products are for men, with the remaining 20% for women. Our products include:

For Men:        jeans, jackets, undershirts, t-shirts, shirts, windbreakers, sweaters, cotton wear, knit wear and accessories

For Women:    jeans, jackets, t-shirts, windbreakers, sweaters, cotton wear, knit wear and accessories

The 2008 revenue breakdown per production was as follows: 23.65% jeans; 33.33% shirts, undershirts and windbreakers; 19.73% jackets; 5.97% t-shirts; 8.62% cotton wear; and 8.70% other clothing and accessories. All of our business operations are carried out by Yinglin Jinduren, which we control through contractual arrangements between Yinglin Jinduren and Korea Jinduren. Other than our interests in the contractual arrangements, neither we, PXPF nor Korean Jinduren own any equity interests in Yinglin Jinduren.

We design and develop our apparel accessory products in our 120,000 square foot facility located in Yinglin in southeastern Fujian Province.  We target fashion conscious Chinese consumers in the 15-34 year old, medium to medium high income group.  We market and distribute our products through independent agents, each of whom is granted rights to market and sell our products in a defined market or territory through a distribution agreement.  As of September 30, 2009, we had distribution agreements with 11 distributors throughout northern, central and southern China, who owned and operated 734 point of sales (“POS”) across the PRC.  We maintain and exercise control over brand advertising and marketing activities from our headquarters in Yinglin, where we set the tone for integrity, consistency and direction of the V·LOV brand image throughout China.  We also have marketing staff travelling around the country to help us enforce our visions and provide support and guidelines for our distributors.  We manufacture some of our apparel products at our Yinglin production facility and outsource approximately 80% to 85% of manufacturing from third parties.

History and Corporate Structure

We were incorporated in Nevada on October 30, 2006, originally under the name “Sino Charter, Inc.”, with a principal business objective to provide internet-based flight charter booking for East Asia. On January 12, 2009, we effected a 1-for-100 reverse split of our common stock by filing a Certificate of Amendment to Articles of Incorporation with the Nevada Secretary of State.

On February 13, 2009 (the “Closing Date”), we entered into a share exchange agreement (the “Exchange Agreement”) with Peng Xiang Peng Fei Investments Limited (“PXPF”), a company incorporated in the British Virgin Islands, and its shareholders who, immediately prior to the closing of the transactions contemplated by the Exchange Agreement (the “Exchange Transaction”), collectively held 100% of PXPF’s issued and outstanding share capital (the “BVI Shareholders”). On the Closing Date, we issued 14,560,000 shares of common stock to the BVI Shareholders in exchange for all of their equity interests in PXPF, the BVI Shareholders became our controlling shareholders, PXPF became our wholly-owned subsidiary, and we acquired the business and operations of PXPF. In connection with the Exchange Transaction, we changed our name from “Sino Charter, Inc.” to “VLOV, Inc.” on March 4, 2009, to better reflect our business operations.

PXPF is a holding company that, through its wholly-owned subsidiary, Korea Jinduren (International) Dress Limited (“Korea Jinduren”), a company incorporated in Hong Kong Special Administrative Region, controls Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), a company organized in the People’s Republic of China (“PRC” or “China”), by a series of contractual arrangements. All of our business operations are carried out by Yinglin Jinduren.

Korea Jinduren was incorporated on January 5, 2005, by the owners of Yinglin Jinduren as a special purpose vehicle for raising capital. Other than activities arising from its contractual arrangements with Yinglin Jinduren, Korea Jinduren has no other operations of its own.

Yinglin Jinduren was organized in the PRC on January 19, 2002.  Yinglin Jinduren holds the government licenses and approvals necessary to operate our apparel manufacturing and distribution business in China.  Neither we, PXPF nor Korea Jinduren own any equity interests in Yinglin Jinduren, but control and receive the economic benefits of its business operations through contractual arrangements. Through Korea Jinduren, we have contractual arrangements with Yinglin Jinduren and its owners pursuant to which we provide consulting and other general business operation services. Through these contractual arrangements, we also have the ability to substantially influence their daily operations and financial affairs, since we are able to appoint their senior executives and approve all matters requiring approval of the equity owners. As a result of these contractual arrangements, we are able to control Yinglin Yinglin Jinduren and to receive, through Korea Jinduren, all of its net profits.

Contractual Arrangements with Yinglin Jinduren and its Owners

Our relationships with Yinglin Jinduren and its owners are governed by a series of contractual arrangements, as we (including our subsidiaries) do not own any equity interests in Yinglin Jinduren. The contractual arrangements constitute valid and binding obligations of the parties of such agreements. Each of the contractual arrangements and the rights and obligations of the parties thereto are enforceable and valid in accordance with the laws of the PRC. Under Chinese laws, each of Korea Jinduren and Yinglin Jinduren is an independent legal entity and neither of them is exposed to liabilities incurred by the other party.  Other than pursuant to the contractual arrangements between Korea Jinduren and Yinglin Jinduren, Yinglin Jinduren does not transfer any other funds generated from its operations to Korea Jinduren.

On December 28, 2005, Korea Jinduren entered into the following contractual arrangements with Yinglin Jinduren:

Consulting Services Agreement.  Pursuant to the exclusive consulting services agreement between Korea Jinduren and Yinglin Jinduren, Korea Jinduren has the exclusive right to provide to Yinglin Jinduren general consulting services relating to the management and operations of Yinglin Jinduren’s apparel business (the “Services”). Additionally, Korea Jinduren owns any intellectual property rights developed through the Services provided to Yinglin Jinduren. Yinglin Jinduren pays a quarterly consulting service fee in Renminbi (“RMB”) to Korea Jinduren that is equal to all of Yinglin Jinduren’s net income for such quarter.  The consulting services agreement is in effect unless and until terminated by written notice of either party in the event that: (a) the other party causes a material breach of this agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within 14 days following the receipt of the written notice; (b) the other party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) Korea Jinduren terminates its operations; (d) Yinglin Jinduren’s business license or any other license or approval for its business operations is terminated, cancelled or revoked; or (e) circumstances arise which would materially and adversely affect the performance or the objectives of the consulting services agreement.  Additionally, Korea Jinduren may terminate the consulting services agreement without cause.

Operating Agreement.  Pursuant to the operating agreement among Korea Jinduren, Yinglin Jinduren and the owners of Yinglin Jinduren who collectively hold 100% of the outstanding equity interests of Yinglin Jinduren, Korea Jinduren provides guidance and instructions on Yinglin Jinduren’s daily operations, financial management and employment issues.  The owners of Yinglin Jinduren must designate the candidates recommended by Korea Jinduren as their representatives on Yinglin Jinduren’s board of directors.  Korea Jinduren has the right to appoint senior executives of Yinglin Jinduren.  In addition, Korea Jinduren agrees to guarantee the performance of Yinglin Jinduren under any agreements or arrangements relating to Yinglin Jinduren’s business arrangements with any third party.  Yinglin Jinduren, in return, agrees to pledge its accounts receivable and all of its assets to Korea Jinduren.  Moreover, Yinglin Jinduren agrees that without the prior consent of Korea Jinduren, Yinglin Jinduren will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Yinglin Jinduren, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party.  The term of this agreement is the maximum period of time permitted by law unless sooner terminated by any other agreements reached by all parties or upon a 30-day written notice from Korea Jinduren.  The term may be extended only upon Korea Jinduren’s written confirmation prior to the expiration of the agreement, with the extended term to be mutually agreed upon by the parties.

Equity Pledge Agreement  Under the equity pledge agreement between the owners of Yinglin Jinduren and Korea Jinduren, the stockholders of Yinglin Jinduren pledged all of their equity interests in Yinglin Jinduren to Korea Jinduren to guarantee Yinglin Jinduren’s performance of its obligations under the consulting services agreement.  If Yinglin Jinduren or its owners breach their respective contractual obligations, Korea Jinduren, as pledgee, will be entitled to certain rights, including, but not limited to, the right to vote with, control and sell the pledged equity interests.  The owners of Yinglin Jinduren also agreed, that upon occurrence of any event of default, Korea Jinduren shall be granted an exclusive, irrevocable power of attorney to take actions in the place and instead of the owners to carry out the security provisions of the equity pledge agreement, and take any action and execute any instrument as required by Korea Jinduren to accomplish the purposes of the equity pledge agreement.  The owners of Yinglin Jinduren agreed not to dispose of the pledged equity interests or take any actions that would prejudice Korea Jinduren’s interest.  The equity pledge agreement will expire two years from the fulfillment of Yinglin Jinduren’s obligations under the consulting services agreement.

Option Agreement.  Under the option agreement between the owners of Yinglin Jinduren and Korea Jinduren, the owners irrevocably granted Korea Jinduren or its designee an exclusive option to purchase, to the extent permitted under Chinese law, all or part of the equity interests in Yinglin Jinduren for the cost of the owners’ initial contributions to Yinglin Jinduren’s registered capital or the minimum amount of consideration permitted by applicable Chinese law.  Korea Jinduren or its designee has sole discretion to decide when to exercise the option, whether in part or in full.  The term of this agreement is ten years from January 1, 2006 and may be extended prior to its expiration by written agreement of the parties.

Proxy Agreement.  Pursuant to the proxy agreement between Korea Jinduren and the owners of Yinglin Jinduren, the owners agreed to irrevocably grant a designee of Korea Jinduren with the right to exercise the owners’ voting and other rights, including the rights to attend and vote at shareholders’ meetings (or by written consent in lieu of such meetings) in accordance with applicable laws and Yinglin Jinduren’s governing charters.  The proxy agreement may not be terminated without the unanimous consent of all parties, except that Korea Jinduren may terminate the proxy agreement with or without cause upon 30-day written notice to the owners.

Our Current Corporate Structure

(1)
Our management includes: Mr. Qingqing Wu as Chairman and Chief Executive Officer, Mr. Yushan Zheng as Chief Financial Officer, and Dr. Jianwei Shen, Mr. Zhifan Wu, Mr. Yuzhen Wu and Mr. Congming Xie as members of the board of directors. As of December 14, 2009: Mr. Qingqing Wu owns approximately 57.57% of our issued and outstanding common stock; Mr. Yushan Zheng, Dr. Jianwei Shen, Mr. Zhifan Wu, Mr. Yuzhan Wu and Mr. Congming Xie do not own any shares of common stock.

(2)	The management of PXPF is comprised of Mr. Qingqing Wu as its sole director. We are the sole shareholder of PXPF.

(3)	The management of Korea Jinduren is comprised of Mr. Qingqing Wu as Chairman and Mr. Lileng Lin as Director.

(4)
Korea Jinduren controls Yinglin Jinduren through contractual arrangements designed to mimic equity ownership of Yinglin Jinduren by Korea Jinduren. These contracts include a consulting services agreement, operating agreement, equity pledge agreement, option agreement, and proxy agreement.

(5)	The management of Yinglin Jinduren is comprised of Mr. Qingqing Wu as Chairman and Executive Director, and Mr. Zhifan Wu as Executive Director.

Preferred Shares Financing

In November 2009, we sold and issued an aggregate of 2,796,722 shares of our series A convertible preferred stock, par value $0.00001 per share (the “Preferred Shares”) to 57 accredited investors (collectively the “Preferred Shares Purchasers”) at $2.86 per share for an aggregate purchase price of approximately $8.00 million, and issued to them warrants (the “Warrants”) to purchase up to 1,398,367 shares of common stock, par value $0.00001 per share (“Common Stock”), for no additional consideration. The transaction was pursuant to a securities purchase agreement that we entered into with these selling security holders. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million (the “Initial Closing”), and the second on November 17, 2009, for gross proceeds of approximately $3.86 million (the “Final Closing”).

The securities purchase agreement includes customary representations and warranties by each party thereto. We are required to register the Common Stock underlying the Preferred Shares and Warrants with the SEC for resale by the Preferred Shares Purchasers within 30 days after the Final Closing and to have the registration statement declared effective within 90 days thereafter (or 150 days if the registration statement receives full review). If the registration statement is not timely filed or declared effective, we will be subject to liquidated damages of 1% of the Preferred Shares Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods. Additionally, we agreed to use our best efforts, within 180 days of the Final Closing, to: (a) hire a bilingual chief financial officer, (b) have a majority of independent directors on our board of directors, and (c) establish an audit, compensation and nominating committees. We further agreed to use our best efforts to cause our Common Stock to be qualified for listing on either the Nasdaq Capital Market or the NYSE Amex Equities (each a “Senior Listing”).

The Preferred Shares are convertible into Common Stock at $2.86 per share (subject to certain adjustments) at any time at the holder’s option, and will automatically convert upon a Senior Listing. The designation, rights, preferences and other terms and provisions of the Preferred Shares are set forth in the Certificate of Designation filed with the Nevada Secretary of State on October 23, 2009 (the “Certificate”). The Preferred Shares are entitled to participate in any dividends declared and paid on our Common Stock on an as-converted basis. Preferred Shares holders are also entitled to notice of any stockholders’ meeting and shall vote together with Common Stock holders on an as-converted basis.  Additionally, as long as any Preferred Shares are outstanding, we cannot, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Shares, (a) alter or change adversely the powers, preferences, or rights given to the Preferred Shares or alter or amend the Certificate, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5 of the Certificate) senior to or otherwise pari passu with the Preferred Shares, (c) amend our charter documents in any manner that adversely affects any rights of the holders of Preferred Shares, (d) increase the number of authorized shares of Preferred Shares, or (e) enter into any agreement with respect to any of the foregoing.

Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years. We are also entitled to call the Warrants for cancellation of the Warrants if the volume-weighted average price of our Common Stock for 20 consecutive days exceeds 200% of the then applicable exercise price.

The conversion price of the Preferred Shares and the exercise price of the Warrants are subject to anti-dilution adjustments in the event that we issue additional equity, equity linked securities or securities convertible into common stock at a purchase price less than the then applicable conversion or exercise price (other than shares issued to our officers, directors, employees or consultants pursuant to any stock or option plan duly adopted by a majority of our non-employee directors, or issued upon the conversion or exercise of any securities outstanding as of the Closing Date, or for acquisitions or strategic transactions approved a majority of our directors). The conversion and exercises prices are also subject to customary adjustments such as any stock dividend, stock split, reverse stock split or other similar transaction.

In connection with the securities purchase agreement, certain of our shareholders entered into a Lock-up Agreement (the “Lock-up Agreement”) whereby they agreed not to offer, sell, or other dispose of (a) 50% of their shares of Common Stock for nine months from the Initial Closing, and (b) the remaining 50% of their shares of Common Stock for twelve months from the Initial Closing.

In connection with the Financing, the Company agreed to place $150,000 of the gross proceeds from the Financing and Warrants to purchase up to 300,000 shares of Common Stock in an escrow account to be expended for investor relations, pursuant to the terms of an escrow agreement (the “Escrow Agreement”).

Gilford Securities Incorporated (the “Placement Agent”) acted as the placement agent in connection with the Financing. For its services, the Placement Agent will receive a cash fee equal to 1% of the aggregate purchase price of the Preferred Shares issued in the transaction. The Placement Agent will also receive Warrants to purchase up to 3% of the Common Stock underlying the aggregate number of Preferred Shares issued in the transaction.

Common Shares Financing

Financing Transaction – Common Shares Financing

On December 1, 2009, we entered into a securities purchase agreement with 17 accredited investors (collectively the “Common Shares Purchasers”) pursuant to which we agreed to issue and sell up to 699,301 shares of our Common Stock (the “Common Shares”) to accredited investors at $2.86 per share for an aggregate purchase price of up to $2,000,000.86, and to issue Warrants to purchase up to 349,651 shares of our Common Stock for no additional consideration. At the closing on December 1, 2009, we issued to the Common Shares Purchasers 653,536 Common Shares and Warrants to purchase up to 326,767 shares of Common Stock for gross proceeds of approximately $1.87 million.

The securities purchase agreement includes customary representations and warranties by each party thereto. We are required to include the Common Shares and the Common Stock underlying the Warrants issued to the Common Shares Purchasers in the registration statement that we are filing for the Preferred Shares Purchasers, and to have the registration statement declared effective within 90 days of the filing of such registration statement (or 150 days if the registration statement receives full review). If the registration statement is not timely filed or declared effective, we will be subject to liquidated damages of 1% of the Common Shares Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods.

Other than their issuance date, the Warrants issued to the Common Shares Purchasers are identical to those issued to the Preferred Shares Purchasers, and entitle their holders to purchase one share of Common Stock at an exercise price of $3.43 per share (subject to certain adjustments) for a period of three years.

Our Distribution Channel and Customers

We do not directly engage in retail sales of our products; we market and distribute our products through independent agents, each of whom is granted rights to market and sell our products in a defined market or territory through a distribution agreement. As of September 30, 2009, we had distribution agreements with 11 distributors throughout northern, central and southern China.

The following is a list of our top ten major distributors for the year ended December 31, 2008. One of our distributors accounted for more than 25% of our total sales in 2008.

Distributor	Geographical Location	Fiscal 2008 Sales (RMB)	Fiscal 2008 Sales (US$) *	% of Sales
Xinshiji Apparel City, Fengtai District, Beijing	Beijing	11,839,077	approx. $1,707,000	3.29%
Jinduren Store, Shenhe District, Shenyang	Liaoning	19,014,309	approx. $2,741,000	5.28%
Jinduren Store in Duocai Xintiandi, Shaanxi	Shaanxi	21,168,381	approx. $3,051,000	5.88%
Nachun Li	Guangxi	19,711,259	approx. $2,841,000	5.48%
Yinji Fuchun Apparel, Zhengzhou	Henan	20,223,989	approx. $2,915,000	5.62%
Yunfang Jingduren Store, Kunming	Yunnan	33,676,566	approx. $4,854,000	9.36%
Jingduren Store, Tianqiao District, Jinan	Shandong	37,506,369	approx. $5,407,000	10.42%
Jinyang Commerce Co., Ltd., Wuhan	Hubei	45,785,411	approx. $6,600,000	12.72%
Clothwork Apparel, Wanma Plaza, Jiangxi	Jiangxi	54,870,910	approx. $7,910,000	15.25%
C-002 of Mingzhu 100 Market, Hangzhou	Zhejiang	92,684,855	approx. $13,361,000	25.76%

* Based on an exchange rate of 1US$ = 6.93722 RMB as quoted on www.oanda.com for the year ended December 31, 2008.

As of September 30, 2009, our products were sold through our distributors at 734 V·LOV retail stores in China. These retail stores, also known as points of sales or POS, include counters, concessions, free standing stores and store-in-stores. We do not own or operate any V·LOV retail stores ourselves; the POS are established and owned by our distributors, each of whom operates its network of POS directly or through third party retail operators. V·LOV POS are currently spread over 12 provinces and in the capital city of Beijing. A breakdown of V·LOV POS by province, as of September 30, 2009, is as follows:

Province/City:	Number of POS
Beijing	39
Zhejiang	108
Shandong	93
Jiangxi	93
Yunnan	75
Shaanxi	1
Liaoning	64
Hubei	45
Henan	101
Guangxi	41
Sichuan	7
Fujian	2
Guangdong	65

We believe that the sale of our products through distributors has enabled us to grow by leveraging on their regional retail expertise and economies of scale.  We provide retail policies and guidelines, training, advertising and marketing support as well as advertising subsidies to assist our distributors in the management and expansion of the V·LOV retail sales network.  To achieve consistency in our brand image, we set management and operational guidelines for all our distributors to follow at the V·LOV POS. These guidelines include inventory control, pricing and sale procedures, product and window display requirements and customer service standards. While our distributors currently do not share and our distributorship agreements do not require them to share sales information on each of their POS, our distributorship agreements require all POS to be V·LOV’s exclusive POS and our sales and marketing staff travel throughout China to monitor and advise our distributors. Distributors that maintain at least a three-year good standing relationship with us enjoy 30 to 60 days of credit while new distributors usually pay us upon the receipt of their orders.  Our bad debt has been less than 1% during the last three years.

Each year, we hold two sales fairs – typically in April/May and November – to showcase our new designs to our distributors. At each sales fair, the distributors place orders for products based on designs that they believe will appeal to their specific geographical markets, and we manufacture and deliver our products to the distributors according with the specifications of their orders. We then monitor and oversee their operations of the V·LOV POS through our marketing and sales team.  Our marketing and sales team advise and work closely with our distributors to renovate and update V·LOV POS as and when necessary to achieve maximum performance and expand their sales distribution network. Distributors are encouraged to hit performance targets in order to enjoy advertising rebate from us.

We are constantly looking for new distributors. We select distributors based on a range of criteria which we consider important for the operation of the V·LOV distribution sales network of cutting edge casual wear retail stores. We do not require our distributors to have any minimum number of years of relevant experience. We assess the suitability of a candidate to be our distributor based on, but not limited to, the following:

•	the relevant experience in the management and operation of casual wear retail stores;

•	the ability to develop and operate a network of retail stores in its designated sales region;

•	the perceived ability to meet our sales targets;

•	the suitability of its store location and size; and

•	overall creditworthiness.

We identify suitable distributors and enter into distributorship agreements, generally for a term of up to 12 months, renewable on a year to year basis upon satisfying certain criteria.  We set guidelines for our distributors in respect of the location, store layout and product display of their V·LOV POS.  We allow our distributors to use authorized third party retail store operators to operate V·LOV POS.  Distributors must obtain our prior written approval before appointing such retail store operators.

We have contractual relationships only with our distributors and not with authorized third party retail store operators; thus we require our distributors to implement, monitor compliance with and enforce our retail store guidelines on the authorized third party retail store operators. Except for the provision of advertising subsidies to our distributors upon satisfying certain sales performances, we do not make any payment, give any sales incentives, or pay any fee to our distributors.  Our distributors do not pay us any fee other than the purchase price for the purchase of our products.

Our Suppliers and Manufacturers

Although we have our own manufacturing capacity at our 120,000 square foot production facility located in Yinglin, the most important function of that facility is to support our research and development department in sample and prototype designs and other research and development activities. Instead, we currently outsource approximately 80% to 85% of our manufacturing to independent third-party factories as a part of our overall sourcing strategy. Outsourcing work allows us to maximize production flexibility while managing capital expenditures and costs of maintaining what would otherwise be a massive workforce.

The amount of manufacturing that we outsource varies seasonally depending upon such factors as current factory capacity and customer demand. We currently work with a select list of 10 manufacturers. We do not execute agreements with such manufacturers since there are many well-qualified clothing manufacturers to choose from and any of them can be readily replaced. However, we have established good working relationships with all of the manufacturers that we work with and do not expect to replace any of our manufacturers.

We select raw materials (including fabric, fasteners, thread, buttons, labels and related materials) directly from local fabric and accessory suppliers and identify imported specialty fabrics to meet requirements specially that may be requested by our distributors. Our contractors purchase these raw materials from these suppliers according with our manufacturing and design specifications. We currently work with a select list of more than 20 suppliers. We do not execute agreements with our suppliers since there are no shortages of suppliers and materials to choose from. At any given time, we can easily replace any of our current suppliers. However, we have good working relationships with all of our current suppliers and do not expect the replacement of any of our suppliers. For the fiscal year ended December 31, 2008, one supplier, Shishi City Jiexing Apparel Industry Development Co., Ltd., accounted for 38.2% of our total supply purchases.  For the nine months ended September 30, 2009, two suppliers, namely, Zhongshan City Luzhicheng Apparel Co., Ltd., and Shishi City Jiexing Apparel Industry Development Co., Ltd., accounted for 13.1% and 10.6%, respectively, of our total supply purchases.  Up to the present we have not experienced any significant difficulty in obtaining materials that are essential to our business. We generally agree to pay our subcontractors within 30-60 days after dispatching the goods to our distributors. We typically place orders with our subcontractors when we receive orders from our distributors.

Our Sales and Marketing

The strength of the V·LOV brand name and image is not only contributable to our ability to design and produce trendy and high quality apparel; it is also largely dependent on the skill of our sales and marketing team to promote our products to our target group of young and fashion conscious consumers. We currently have 35 sales and marketing staff. The Sales and Marketing Director is in charge of four departments, including sales, marketing, strategic planning and logistics.

We have sales and marketing guidelines for all our distributors to follow at the V·LOV POS. These guidelines include pricing and sale procedures, product and window display requirements and customer service standards. We are in the process of employing a new database to learn more about our consumers’ spending behaviors and obtain more market feedback through our distributors in order to allocate our sales and marketing resources more efficiently.

We actively market our brand by placing print ads in local newspapers and fashion magazines. Our ads also appear in various outdoor venues, such as mass transit posters, exterior bus panels, bus stations and billboards, and indoor venues, such as in-mall kiosks. We also run television and radio ads for V·LOV brands. We promote our brand through sponsorship of movies, sporting events and television programs targeted at our customer demographic profile. In 2003, the Company appointed Chengang Yang, the number one internet pop singer in China, as the Company’s celebrity spokesperson. Mr. Yang’s contract expired in 2007.  Additionally, our Chief Designer, Mr. Fengfei Zeng, who is renowned in the PRC, acts as our spokesperson.  Under the terms of his employment agreement which expires on March 1, 2010, Mr. Zeng is required, in addition to being our Chief Designer, to appear at all V·LOV fashion shows and events as our spokesperson.

Our advertising expenses were RMB 10.55 million (US$1,388,832) and RMB 18.62 million (US$2,683,729) for the fiscal years ended December 31, 2007 and 2008, respectively, representing 43.00% and 42.94% of our operating costs for these years, respectively.

We are always promoting our brand to new distributors to expand our POS. Management believes we continue to benefit from our solid reputation for providing high quality goods in the markets where we have a presence, which provides us further opportunities to work with desirable distributors in our business. Our marketing strategy aims to attract distributors with the strongest branding experience within the strongest markets in order to effectively promote our brand. Referrals from existing distributors have been and continue to be a fruitful source of new customers.

Production and Quality Control

We are committed to designing and manufacturing high quality garments.  We have implemented strict quality control and craft discipline systems to ensure that our products meet certain quality and safety standards, which include:

•	evaluate customers to make sure we produce middle to high-end products only;

•	evaluate suppliers to make sure the supplies could meet our standards;

•	inspect the manufacturing process and quality of the fabrics supplies by our trained employees;

•	run routine checks on the fabrics for flammability, durability, chemical content, static properties, color retention and various other properties in our advanced testing center;

•	conduct on-line inspection in the manufacturing process by our trained employees; and

•	audit the final products before products are delivered.

In addition, we work closely with our distributors so that they understand our testing and inspection process.  Due to our strict quality control and testing process, we have not undergone any product or merchandise recalls, and we generally do not receive any significant requests by our distributors to return finished goods. Product returns have not resulted in material operating expenses.

We require our contract manufacturers to comply with our manufacturing standards and specifications. We do not allow our manufacturers to sub-contract our production orders without our prior written consent. We inspect products manufactured by our contractors to ensure that they meet our rigorous quality standards and our specifications.  The products are subject to our stringent quality control procedures; and we routinely perform continuous on-site inspections. Our policies and arrangements allow us to return defective products back to the relevant manufacturers. We inspect prototypes of each product prior to cutting by the contractors, and conduct a final inspection of finished products prior to shipment to ensure that they meet our high standards.

Logistics and Inventory

Beginning in 2008, the majority of our products are made by contract factories that ship finished goods directly to our distributors after final quality inspections. As a result, we experienced significant drop in inventory of finished goods beginning in September 2008. Products that we make at our facility are typically delivered to our distributors by truck or local couriers.

Competition

The high fashion apparel industry is quite competitive in China, including brand names and companies of all sizes, both within China and elsewhere in the world, many of which have greater financial and manufacturing resources than us.  Nevertheless, we have been in the high fashion apparel business since 2004 and believe that we have earned a reputation for producing high fashion and high quality products and at competitive prices, with excellent customer service.

We believe that our chief competitive strength is our in-depth and thorough understanding of our targeted customer groups in China. Our design team led by our Chief Designer, Mr. Fengfei, Zeng, with the assistance of our distributors, formulates new design concepts by analyzing information on global and local fashion trends and market research. Then, our product samples are reviewed by distributors and marketing team. Then, the sample prototypes are further refined based on evaluations carried out by marketing personnel before showcasing the final designs at our sales fairs.

Currently, there are several companies in China that we consider to be direct competitors, including both state-owned and private companies of different sizes.  Some of our local competitors include Fairwhale and Cabbeen.  International brands such as G-STAR and jack.jones are also competing in the same space as V·LOV. We believe we differentiate ourselves from the competition due to persistent pursuit of quality control, a diversified casual wear product lineup and in-house design talent.

Intellectual Properties and Licenses

We presently have 19 trademarks registered with the Trademark Bureau of the State Administration of Industry and Commerce of the PRC (the “PRC Trademark Office”), which are issued for a period of 10 years. Additionally, we have licensed 4 trademarks from Mr. Qingqing Wu, our chief executive officer, which are also registered with the PRC Trademark Office.

Our trademark and other intellectual property rights are important to our success and competitive position.  We takes all necessary precautions to protect our intellectual property.  Aside from registering our trademarks with the PRC Trademark Office to protect our intellectual property, our marketing team also diligently conducts market research and patrols our POS stores and other marketplaces to ensure that our intellectual property are not being violated. In the event of any infringement upon our intellectual property rights, we will pursue all available legal rights and remedies.

Governmental Regulations

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by Yinglin Jinduren are embodied in the Company Law of the PRC (1993), as amended in 2006 (the “Company Law”). Under the Company Law, Yinglin Jinduren may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Yinglin Jinduren is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of September 30, 2009, the accumulated balance of our statutory reserve funds reserves amounted to RMB 7.18 million (US$913,000) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB 59.61 million (US$8.55 million).

Fabric Safety

We are required to comply with central, provincial and local regulations governing fabric safety.   In order to address these compliance issues, we have established an advanced fabric testing center to ensure that our products meet certain quality and safety standards established by the governmental authorities.  Our testing center located in our Jinjiang facility runs routine checks on our products for flammability, durability, chemical content, static properties, color retention and various other properties.  In addition, we work closely with our distributors so that they understand our testing and inspection process.

Enterprise Taxation

Pursuant to the PRC Enterprise Income Tax Law (the "New Tax Law") passed by the Tenth National People's Congress on 16 March 2007, the new PRC income tax rates for domestic and foreign enterprises are unified at 25% effective January 1, 2008. The enactment of the New Tax Law is not expected to have any significant financial effect on the amounts accrued in the balance sheet in respect of taxation payable and deferred taxation.

Value Added Tax

The Provisional Regulations of the People’s Republic of China Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994, and was amended effective January 1, 2009.  Under these regulations, as amended, and the Implementing Rules of the Provisional Regulations of the People’s Republic of China Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in the PRC is charged on an aggregated basis at a rate of 13 or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and service in the same financial year.

Business Tax

With effect from January 1, 1994, business that provides services, assigns intangible assets or sells immovable property became liable to business tax at a rate ranging from 3 to 5% of the charges of the services provided, intangible assets assigned or immovable property sold, as the case may be.

Environmental Protection Regulations

In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on 26th December, 1989, the bureau of environmental protection of the State Council sets the national guidelines for the discharge of pollutants. The provincial and municipal governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate.

A company or enterprise which causes environmental pollution and discharges other polluting materials which endanger the public is required to implement environmental protection methods and procedures into its business operations. This may be achieved by setting up a system of accountability within the company’s business structure for environmental protection; adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company or enterprise which discharges environmental pollutants should report and register such discharge with relevant bureaus of environmental protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have caused severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit.

If a company fails to report and/or register the environmental pollution caused by it, it will receive a warning or be penalized. Companies which fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies or enterprises which have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

Foreign Exchange Controls

Major reforms have been introduced to the foreign exchange control system of the PRC since 1993.

Regulations and implementation measures include the Regulations on the Foreign Exchange Settlement, Sale and Payments which were promulgated on June 20, 1996 and took effect on July 1, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by enterprises, individuals, foreign organizations and visitors in the PRC, and the regulations of the PRC on Foreign Exchange Control which were promulgated on January 1, 1996 and took effect on April 1, 1996, and amended August 5, 2008, which contain detailed provisions in relation to foreign exchange control.

The foreign exchange earnings of all PRC enterprises, other than those foreign investment enterprises (“FIE”), who are allowed to retain a part of their regular foreign exchange earnings or specifically exempted under the relevant regulations, are to be reserved in bank accounts or sold to designated banks in accordance with applicable laws and regulations. Foreign exchange earnings obtained from borrowings from foreign institutions or issues of shares or bonds denominated in foreign currency need not be sold to designated banks, but must be kept in foreign exchange bank accounts of designated banks unless specifically approved otherwise.

At present, control of the purchase of foreign exchange is relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks if the application is supported by the relevant documents. Furthermore, FIEs may distribute profit to their foreign investors with funds in their foreign exchange bank accounts kept with designated banks. Should such foreign exchange be insufficient, enterprises may purchase foreign exchange from designated banks upon the presentation of the resolutions of the directors on the profit distribution plan of the particular enterprise.

The PRC State Administration of Foreign Exchange (“SAFE”) issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of shares in an offshore holding company that owns an onshore company.  Such PRC residents submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations.

On August 8, 2006, the PRC Ministry of Commerce (“MOC”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect September 8, 2006. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOC as a key regulator for issues related to mergers and acquisitions in China and requiring MOC approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

Among other things, the Revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such SPV’s securities on an overseas stock exchange.  On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.  However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Seasonality

Chinese consumers’ spending behaviors are typically stable year to year; they are typically affected by seasonal shopping patterns within the year.  Sales are particularly higher before the Chinese New Year holiday in early spring, the Labor Day holiday in early May, the summer months and the National Day holiday in early October.

We have typically experienced seasonal fluctuations in sales volume due to the seasonal fluctuations experienced by the majority of our customers.  These seasonal fluctuations typically result in sales increases in the first and second quarters and sales decreases in the third and fourth quarters of each year.  The mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of casual wear and accessories.  In addition, unexpected and abnormal changes in climate may affect sales of our products that are timed for release during a particular season.

Fluctuations in our sales may also result from a number of other factors including:

•	the timing of our competitors’ launch of new products;

•	consumer acceptance of our new and existing products;

•	changes in the overall clothing industry growth rates;

•	economic and demographic conditions that affect consumer spending and retail sales;

•	the mix of products ordered by our distributors;

•	the timing of the placement and delivery of distributor orders; and

•	variation in the expenditure necessary to support our business.

As a result, we believe that comparisons of our operating results between any interim periods may not be meaningful and that these comparisons may not be an accurate indicator of our future performance.

Employees

The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2008:

	Number of Employees	% of Employees
Production Development	230	62.33%
Sales & Marketing and Quality Assurance	47	12.74%
Production Management	40	10.84%
Purchasing	7	1.90%
Finance	10	2.70%
Management & Administration	14	3.79%
Research & Development	21	5.69%

TOTAL	369	100%

We believe we are in full compliance with Chinese labor laws and regulations and are committed to providing safe and comfortable working conditions and accommodations for our employees.

Labor Costs. The manufacture of garments is a labor-intensive business, and that is why we outsource most of our manufacturing to contract manufacturers. We rely on in-house skilled labor and talents to design, develop and sell our products.  Generally, we offer one to three months of training to new workers to better understand our brand and improve their relevant skills during the training period.  Management expects that our access to reasonably priced and competent labor will continue into the foreseeable future.

Working Conditions and Employee Benefits.  We believe in the importance of maintaining our social responsibilities, and we are committed to providing employees with a safe, clean, comfortable working environment and accommodations. Our employees also are entitled to time off during public holidays. In addition, we frequently monitor contract manufacturers’ working conditions to ensure their compliance with related labor laws and regulations. We believe we are in full compliance with our obligations to provide pension benefits to our workers, as mandated by the PRC government. We strictly comply with the Chinese labor laws and regulations, and offer reasonable wages, life insurance and medical insurance to our workers.

Compliance with Environmental Laws

Based on the present nature of our operations, we do not believe that environmental laws and the cost of compliance with those laws have or will have a material impact on us or our operations.

Offices

Both of our principal executive offices are located in Fujian Province, China. The principal executive office for marketing and research and development is located at No 1749-1751 Xiangjiang Road in Shishi City, Fujian Province, China.  The principal executive office for accounting and financial services is located at Fengsheng Mansion 9th Floor, Annan Road, Quanzhou City, Fujian Province, China.  The Company’s main telephone number is 0595-88554555 and its fax number is 0595-88611838.

DESCRIPTION OF PROPERTY

Our offices and our facilities are located in Fujian Province, China. The table below provides a general description of our current facilities:

Location	Principal Activities	Area (sq. meters)	Lease Expiration Date
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124 Hubin Bei Road, Siming District, Xiamen, Fujian Province, PRC	Marketing, R&D, accounting and finance	1,376	October 8, 2012
Yinglin Dongpu Village, Yilin Town, Jinjiang City, Fujian Province, PRC 362200	Manufacturing and distribution	2,859	N/A (property owned by V·LOV)

We lease our Xiamen office under a property lease agreement that expires October 8, 2012, with monthly lease amount of RMB 39,902.  We previously leased two offices, one in Shishi City for our marketing and R&D, and the other in Quanzhou City for our accounting and finance. Both of these leases have expired and have not been renewed. Instead, all of the functions previously carried out at these offices have been consolidated into our Xiamen office. Rental expense was $26,000 and $36,000 during 2007 and 2008 respectively. We believe that our existing facilities are well maintained and in good operating condition.

SUMMARY FINANCIAL DATA

The summary financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of September 30, 2009 and December 31, 2008 and 2007, and for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007 from our financial statements included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period. All monetary amounts are expressed in U.S. dollars and, except per share data, are in thousands.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007
Income Statement Data:
Sales	$45,823	$40,013	$51,867	$39,727
Cost of Sales	(29,316)	(25,620)	(33,316)	(24,939)
Gross Profit	16,507	14,393	18,551	14,788
Total Operating Expenses	4,473	5,043	6,250	3,230
Operating Income	12,034	9,350	12,301	11,558
Total Other Income (Expense)	(29)	(37)	(44)	8
Income Before Income Taxes	12,005	9,313	12,257	11,566
Income Tax Provision	3,183	2,364	3,065	3,817
Net Income	$8,822	$6,949	$9,192	$7,749

Earnings per share:
Basic	$0.56	$0.48	$0.63	$0.53
Diluted	$0.56	$0.48	$0.63	$0.53
Weighted average shares outstanding:
Basic	15,773,187	14,560,000	14,560,000	14,560,000
Diluted	15,773,187	14,560,000	14,560,000	14,560,000

	As of	As of December 31,
	September 30, 2009	2008	2007
Balance Sheet Data:
Cash and Cash Equivalents	$9,328	$2,863	$2,758
Working Capital	$9,993	$6,230	$1,381
Total Assets	$18,726	$12,647	$13,660
Total Liabilities	$7,465	$5,078	$11,217
Total Shareholders’ Equity	$11,261	$7,569	$2,443

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of our operations and financial condition for the three and nine months ended September 30, 2009 and 2008, and for the fiscal years ended December 31, 2008 and  2007, should be read in conjunction with the Summary Financial Data, our  financial statements, and the notes to those financial statements that are included elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this Form 8-K. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

We are an apparel producer in the PRC that design, develop, manufacture, distribute and sell  casual apparel and clothing products targeted toward middle-class Chinese consumers under the brand name “V·LOV”.  We market and distribute our products into the China market by entering into distribution agreements with independent agents, each of whom is granted rights to market and sell our products in a defined market or territory.  As of September 30, 2009, we had agreements with 11 distributors throughout northern, central and southern China.  After distributors place purchase orders for our products, we manufacture and deliver our products to our distributors.  As of September 30, 2009, our distributors owned and operated 734 points of sales, or POS, across the PRC, including counters, concessions and free standing stores and store-in-stores.  We maintain and exercise control over advertising and marketing activities from our headquarters in Fujian, China; where we set the tone for integrity, consistency and direction of the V·LOV brand image throughout China.

All of our business operations are carried out by our variable interest entity (“VIE”), Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”), which we control through contractual arrangements between Yinglin Jinduren and Korea Jinduren (International) Dress Limited (“Korea Jinduren”), a Hong Kong company wholly-owned by Peng Xiang Peng Fei Investments, Limited (“PXPF”), a British Virgin Islands company and our wholly-owned subsidiary.  Through these contractual arrangements, we have the ability to substantially influence Yinglin Jinduren’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Yinglin Jinduren, we are considered the primary beneficiary of Yinglin Jinduren. Accordingly, we consolidate Yinglin Jinduren’s results, assets and liabilities in our financial statements.  Other than our interests in the contractual arrangements, neither we nor PXPF and Korean Jinduren own any equity interests in Yinglin Jinduren.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods.  On an ongoing basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in note 1 to our financial statements under the section above titled “Financial Statements,” we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis:

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Revenue from sale of goods is recognized when the goods are delivered and title has passed.

Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past. As of September 30, 2009, all of the trade receivable balances were aged less than 90 days and management has determined that no allowance for uncollectible amounts is required. As of December 31, 2008 and 2007, all of the trade receivable balances were aged less than 90 days and have been collected in full subsequent to the balance sheet date. Therefore, management has determined that no allowance for uncollectible amounts is required.

Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Office equipment	5 years
Plant and machinery	5 to 15 years

Income Taxes

We are mainly subject to income taxes in the PRC. While we believe we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. We have concluded all PRC corporate income tax matters through fiscal year 2008. We do not anticipate that total gross unrecognized tax benefits will change significantly as a result of full or partial settlement of this or other audits within the next twelve months.

We account for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”) Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

Our functional currency is Renminbi (“RMB”) and its reporting currency is U.S. dollars. The Company’s balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and operating accounts are translated using the average exchange rate prevailing during the quarter. Equity accounts are translated using the historical rate as incurred. Translation gains and losses are deferred and accumulated as a component of accumulated other comprehensive income in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

Results of Operations

Comparison of Three Months and Nine Months Ended September 30, 2009 and September 30, 2008

	Three Month Periods Ended September 30,				Nine Month Periods Ended September 30,
	2009		2008		2009		2008
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Sales	$13,882	100.00%	$9,309	100.00%	$45,823	100.00%	$40,013	100.00%
Gross Profit	$5,032	36.25%	$3,033	32.58%	$16,507	36.02%	$14,393	35.97%
Operating Expense	$1,361	9.80%	$1,947	20.92%	$4,473	9.76%	$5,043	12.60%
Income From Operations	$3,671	26.45%	$1,086	11.66%	$12,034	26.26%	$9,350	23.37%
Other Expenses/(Income)	$12	0.09%	$14	0.15%	$29	0.06%	$37	0.09%
Income tax expenses	$922	6.64%	$304	3.27%	$3,183	6.95%	$2,364	5.91%
Net Income	$2,737	19.72%	$768	8.24%	$8,822	19.25%	$6,949	17.37%

Sales for the three months ended September 30, 2009 were $13,882,000, an increase of 49.12% from $9,309,000 for the same period in 2008, while sales for the nine months ended September 30, 2009 were $45,823,000, an increase of 14.52% from $40,013,000 for the same period of 2008.  We generate revenue primarily from the production and sale of apparels in China which are sold through 734 Point-of-Sales (“POS”) spread across 11 provinces that are owned and operated by or for our distributors.  The increase in our sales for the nine months ended September 30, 2009 was primarily attributable to our marketing efforts under the VLOV brand and the rapid expansion of our sales network period-over-period.

The following table sets forth a breakdown of our total sales revenue, by provinces, for the periods indicated:

	Three Month Periods Ended September 30,					Nine Month Periods Ended September 30,
	2009		2008			2009		2008
	(Amounts in thousands, in U.S. Dollars, except for percentages)					(Amounts in thousands, in U.S. Dollars, except for percentages)
	$	% of total sales revenue	$	% of total sales revenue	Growth in 2009 compared with 2008	$	% of total sales revenue	$	% of total sales revenue	Growth in 2009 compared with 2008

Beijing	$641	4.62%	$310	3.33%	106.77%	$2,108	4.60%	$1,308	3.27%	61.16%
Zhejiang	2,440	17.58%	2,388	25.65%	2.18%	8,873	19.36%	10,544	26.35%	(15.85)%
Shandong	1,600	11.53%	954	10.25%	67.71%	5,119	11.17%	4,188	10.47%	22.23%
Jiangxi	1,465	10.55%	1,428	15.34%	2.59%	5,342	11.66%	6,119	15.29%	(12.70)%
Yunnan	1,404	10.11%	887	9.53%	58.29%	4,622	10.09%	3,699	9.24%	24.95%
Shaanxi	1,001	7.21%	540	5.80%	85.37%	3,300	7.20%	2,377	5.94%	38.83%
Liaoning	1,135	8.18%	490	5.26%	131.63%	3,256	7.11%	2,093	5.23%	55.57%
Hubei	1,923	13.85%	1,172	12.59%	64.08%	6,205	13.54%	5,087	12.71%	21.98%
Henan	1,006	7.25%	546	5.87%	84.25%	3,328	7.26%	2,224	5.56%	49.64%
Guangxi	945	6.81%	505	5.42%	87.13%	3,101	6.77%	2,190	5.47%	41.60%
Sichuan	228	1.64%	n.a.*	n.a.*	n.a.*	228	0.50%	n.a.*	n.a.* %	n.a.* %
Others	94	0.67%	89	0.96%	5.62%	341	0.74%	184	0.47%	85.33%
Total Net Sales	$13,882	100.00%	$9,309	100.00%	49.12%	$45,823	100.00%	$40,013	100.00%	14.52%

* Not applicable as the Company engaged the Sichuan distributor during the three-month period ended September 30, 2009

Cost of Sales and Gross Profit Margin

The following table sets forth the components of our cost of sales and gross profit both in absolute amount and as a percentage of total net sales for the periods indicated.

	Three Month Periods Ended September 30,				Nine Month Periods Ended September 30,
	2009		2008		2009		2008
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Total Net Sales	$13,882	100.00%	$9,309	100.00%	$45,823	100.00%	$40,013	100.00%
O.E.M. Finished Goods	8,124	58.52%	5,224	56.12%	26,798	58.48%	19,781	49.44%
Raw Materials	517	3.72%	691	7.42%	1,706	3.72%	3,867	9.66%
Labor	165	1.19%	276	2.96%	643	1.40%	557	1.39%
Outsource Production Costs	-	-%	-	-%	-	-%	832	2.08%
Other and Overhead	44	0.32%	85	0.92%	169	0.38%	583	1.46%
Total Cost of Sales	8,850	63.75%	6,276	67.42%	29,316	63.98%	25,620	64.03%
Gross Profit	$5,032	36.25%	$3,033	32.58%	$16,507	36.02%	$14,393	35.97%

Raw materials cost accounted for 3.72% of our total net sales for both of the three months and nine months periods ended September 30, 2009, compared to 7.42% and 9.66% for the same periods ended September 30, 2008, respectively. Labor cost accounted for 1.19% and 1.40% of our total net sales for the three months and nine months ended September 30 2009, respectively, a decrease of 1.77% and an increase of 0.01%, respectively, compared to the same periods in 2008, because the Company had more reliance on out-sourced O.E.M. goods for the three months ended September 30, 2009.  O.E.M. finished goods cost accounted for 58.52% and 58.48% of our net sales for the three months and nine months periods ended September 30, 2009 respectively, compared to 56.12% and 49.44% for the same periods ended September 30, 2008, respectively. The increase resulted from more reliance on O.E.M. goods.

Total cost of sales for the three months and nine months ended September 30, 2009 were $8,850,000 and $29,316,000, respectively, an increase of 41.01% from $6,276,000 for the same three-month period in 2008 and an increase of 14.43% from $25,620,000 for the same nine-month period in 2008. As a percentage of total net sales, our cost of sales decreased to 63.75% and 63.98% of total net sales for the three months and nine months ended September 30, 2009 respectively, down from approximately 67.42% and 64.03% of total net sales for the same three-month and nine-month periods in 2008, respectively.

The following tables set forth our total net sales, cost of sales, gross profit and gross margin of the geographic market segments for the periods indicated.

	Three Months Ended September 30,

	2009				2008
	Net Sales	Cost of sales	Gross profit	Gross margin	Net Sales	Cost of sales	Gross profit	Gross margin
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Beijing	$641	$409	$232	36.19%	$310	$209	$101	32.58%
Zhejiang	2,440	1,555	885	36.27%	2,388	1,648	740	30.99%
Shandong	1,600	1,020	580	36.25%	954	637	317	33.23%
Jiangxi	1,465	934	531	36.25%	1,428	961	467	32.70%
Yunnan	1,404	895	509	36.25%	887	600	287	32.36%
Shaanxi	1,001	638	363	36.26%	540	363	177	32.78%
Liaoning	1,135	724	411	36.21%	490	337	153	31.22%
Hubei	1,923	1,226	697	36.25%	1,172	790	382	32.59%
Henan	1,006	641	365	36.28%	546	371	175	32.05%
Guangxi	945	602	343	36.30%	505	339	166	32.87%
Sichuan	228	146	82	35.96%	n.a.*	n.a.*	n.a.*	n.a.* %
Others	94	$60	34	36.17%	89	21	68	76.40%
Total	$13,882	$8,850	$5,032	36.25%	$9,309	$6,276	$3,033	32.58%

* Not applicable as the Company engaged the Sichuan distributor during the three-month period ended September 30, 2009.

Nine Months Ended September 30,

	2009				2008
	Net Sales	Cost of sales	Gross profit	Gross margin	Net Sales	Cost of sales	Gross profit	Gross margin
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Beijing	$2,108	$1,348	$760	36.05%	$1,308	$854	$454	34.71%
Zhejiang	8,873	5,675	3,198	36.04%	10,544	6,703	3,841	36.43%
Shandong	5,119	3,274	1,845	36.04%	4,188	2,701	1,487	35.51%
Jiangxi	5,342	3,417	1,925	36.04%	6,119	3,924	2,195	35.87%
Yunnan	4,622	2,956	1,666	36.05%	3,699	2,383	1,316	35.58%
Shaanxi	3,300	2,111	1,189	36.03%	2,377	1,534	843	35.46%
Liaoning	3,256	2,083	1,173	36.03%	2,093	1,351	742	35.45%
Hubei	6,205	3,969	2,236	36.04%	5,087	3,237	1,850	36.37%
Henan	3,328	2,128	1,200	36.06%	2,224	1,415	809	36.38%
Guangxi	3,101	1,984	1,117	36.02%	2,190	1,401	789	36.03%
Sichuan	228	146	82	35.96%	n.a.*	n.a.*	n.a.*	n.a.* %
Others	341	225	116	34.02%	184	117	67	36.41%
Total	$45,823	$29,316	$16,507	36.02%	40,013	$25,620	$14,393	35.97%

* Not applicable as the Company engaged the Sichuan distributor during the three-month period ended September 30, 2009.

Overall gross margin for the three months and nine months ended September 30, 2009 was 36.25% and 36.02%, respectively, which increased from 32.58% and 35.97% for the same periods in 2008, respectively. Our gross margin increased due to an increase in average selling price from approximately RMB80 in 2008 to RMB96 in 2009.

Selling, General and Administrative Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,
	2009		2008		2009		2008
	$	% of Total Net Sales	$	% of Total Net Sales	$	% of Total Net Sales	$	% of Total Net Sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)				(Amounts in thousands, in U.S. Dollars, except for percentages)
Gross Profit	$5,032	36.25%	$3,033	32.58%	$16,507	36.02%	$14,393	35.97%
Operating Expenses:
Selling Expenses	841	6.06%	1,315	14.13%	2,900	6.33%	2,965	7.41%
General and Administrative Expenses	520	3.74%	632	6.79%	1,573	3.43%	2,078	5.19%
Total	1,331	9.80%	1,947	20.92%	4,443	9.76%	5,043	12.60%
Income from Operations	$3,701	26.45%	$1,086	11.66%	$12,034	26.26%	$9,350	23.37%

Selling expenses for the three months ended September 30, 2009 decreased by 36.05% to $841,000 as compared to the same period in 2008, and decreased by 2.19% to $2,900,000 for the nine months ended September 30, 2009 as compared to for the same periods in 2008.   The decrease was mainly due to a decrease in advertising expenses and exhibition expenses for our sales fairs conducted in June 2009, which should have been held in April.  As we missed the competitive period for sales fair, the expenses used for the sales fair decreased.

General and administrative expenses decreased by 22.47% from $632,000 for the three months ended September 30, 2008 to $520,000 for the same period in 2009, and decreased by 25.75% from $2,078,000 for the nine month ended September 30, 2008 to $1,573,000 for the same period in 2009.  The decreases were mainly due to decrease in research and development expenses.

Interest Expenses

Interest expenses were $15,000 and $43,000, respectively, for the three months and nine months ended September 30, 2009 compared to $19,000 and $50,000, respectively, for the same three-month and nine-month periods in 2008. The decrease was mainly due to decrease in interest rates on short-term borrowings.

Income Tax Expenses

Income tax expenses for the three months and nine months ended September 30, 2009 amounted to $922,000 and $3,183,000, respectively, compared to $304,000 and $2,364,000 respectively, for the same three-month and nine-month periods in 2008.   The increase in income tax expenses was attributable to an increase in pre-tax income.  Our statutory income tax rates were 25% in 2008 and 2009. Effective tax rates for the nine-month periods ended September 30, 2009 were greater than 25% because of a change in management’s estimate of the tax liability for 2008 based on information that became available during the period.

Net Income

Net income for the three months and nine months ended September 30, 2009 were $2,737,000 and $8,822,000 respectively, an increase of 256.38% from $768,000 for the same three-month period in 2008, and an increase of 26.95% from $6,949,000 for the same nine-month period in 2008. The increase for the three months period was mainly due to the two-month delay in our 2009 autumn/winter sales fair, held in June rather in April as in previous years. Thus, sales orders from the fair occurred mostly in the third quarter. For the nine months period, the increase was mainly due to our marketing efforts and the expansion of our sales network period-over-period.

Comparison of Year Ended December 31, 2008 and 2007

	Year Ended December 31,
	2008		2007
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Sales	$51,867	100.00%	$39,727	100.00%
Gross Profit	$18,551	35.77%	$14,788	37.22%
Operating Expense	$6,250	12.05%	$3,230	8.13%
Income From Operations	$12,301	23.72%	$11,558	29.09%
Other Expenses / (Income)	$44	0.08%	$(8)	(0.02)%
Income tax expenses	$3,065	5.91%	$3,817	9.61%
Net Income	$9,192	17.73%	$7,749	19.50%

Sales

Sales were $51,867,000 for the year ended December 31, 2008 compared to $39,727,000 for the year ended December 31, 2007, an increase of $12,140,000 or 30.56%.  We generate revenue primarily from the production and sale of garments in the domestic Chinese markets through our 689 POS spread across 10 provinces.  The increase in our sales was primarily attributable to our marketing efforts under the VLOV brand and the rapid expansion of our sales network.

The following table sets forth a breakdown of our total sales revenue, by provinces, for the periods indicated:

	Year Ended December 31,
	2008		2007
	(Amounts in thousands, in U.S. Dollars, except for percentages)
	$	% of total sales revenue	$	% of total sales revenue	Growth in 2008 compared with 2007
Beijing	$1,707	3.29%	$1,264	3.18%	35.05%
Zhejiang	$13,361	25.76%	$9,538	24.01%	40.08%
Shandong	$5,407	10.42%	$4,074	10.25%	32.72%
Jiangxi	$7,910	15.25%	$5,928	14.92%	33.43%
Yunnan	$4,854	9.36%	$3,563	8.97%	36.23%
Shanxi	$3,051	5.88%	$2,113	5.32%	44.39%
Liaoning	$2,741	5.28%	$2,072	5.22%	32.29%
Hubei	$6,600	12.72%	$4,869	12.26%	35.55%
Henan	$2,915	5.62%	$2,195	5.53%	32.80%
Guangxi	$2,841	5.48%	$2,121	5.34%	33.95%
Others	$480	0.93%	$1,990	5.00%	(75.88)%
Total Net Sales	$51,867	100.00%	$39,727	100.00%	30.56%]

Cost of Sales and Gross Profit Margin

The following table sets forth the components of our cost of sales and gross profit both in absolute amount and as a percentage of total net sales for the periods indicated.

	Year Ended December 31,
	2008		2007
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Total Net Sales	$51,867	100.0%	$39,727	100.00%
O.E.M. Finished Goods	$26,267	50.64%	$3,223	8.11%
Raw Materials	$4,758	9.17%	$16,657	41.93%
Labor	$759	1.46%	$644	1.62%
Outsource Production Costs	$809	1.56%	$3,874	9.75%
Overhead and Other Expenses	$723	1.39%	$541	1.36%
Total Cost of Sales	$33,316	64.23%	$24,939	62.78%
Gross Profit	$18,551	35.77%	$14,788	37.22%

Raw materials cost and outsource production cost accounted for 9.17% and 1.56%, respectively, of our total net sales for the year ended December 31, 2008, compared to 41.93% and 9.75%, respectively, for the year ended December 31, 2007. In 2007, we decided to modify our focus from outsourcing to O.E.M. manufacturing, and as a result, our O.E.M. cost increased from 8.11% of our total net sales for 2007 to 50.64% of our total net sales for 2008.

Labor cost accounted for 1.46% of our total net sales for the year ended December 31, 2008, slightly down from 1.62% compared to the same period in 2007.  Overhead and other expenses remained almost constant, at 1.39% and 1.36% of our total net sales for the years ended December 31, 2008 and 2007, respectively.

Total cost of sales for the year ended December 31, 2008 was $33,316,000, an increase of 33.59% from $24,939,000 for the same period in 2007. As a percentage of total net sales, our cost of sales increased to approximately 64.23% of total net sales for 2008, up slightly from approximately 62.78% of total net sales for 2007. Consequently, gross margin as a percentage of total net sales decreased slightly to 35.77% for the year ended December 31, 2008 from 37.22% for the same period in 2007. Our gross margin decreased mainly due to the increase of the cost of materials.

The following table sets forth our total net sales, cost of sales, gross profit and gross margin of the geographic market segments for the periods indicated.

	Year Ended December 31,

	2008				2007
	Net Sales	Cost of sales	Gross profit	Gross margin	Net Sales	Cost of sales	Gross profit	Gross margin
	(Amounts in thousands, in U.S. Dollars, except for percentages)

Beijing	$1,707	$1,105	$602	35.27%	$1,264	$799	$465	36.79%
Zhejiang	$13,361	$8,554	$4,807	35.98%	$9,538	$5,924	$3,614	37.89%
Shandong	$5,407	$3,482	$1,925	35.60%	$4,074	$2,548	$1,526	37.46%
Jiangxi	$7,910	$5,080	$2,830	35.78%	$5,928	$3,701	$2,227	37.57%
Yunnan	$4,854	$3,117	$1,737	35.78%	$3,563	$2,183	$1,380	38.73%
Shanxi	$3,051	$1,962	$1,089	35.69%	$2,113	$1,350	$763	36.11%
Liaoning	$2,741	$1,760	$981	35.79%	$2,072	$1,291	$781	37.69%
Hubei	$6,600	$4,216	$2,384	36.12%	$4,869	$3,018	$1,851	38.02%
Henan	$2,915	$1,858	$1,057	36.26%	$2,195	$1,350	$845	38.50%
Guangxi	$2,841	$1,816	$1,025	36.08%	$2,121	$1,292	$829	39.09%
Others	$480	$366	$114	23.75%	$1,990	$1,483	$507	25.48%
Total	$51,867	$33,316	$18,551	35.77%	$39,727	$24,939	$14,788	37.22%

Overall gross margin for the year ended December 31, 2008 was 35.77%, which decreased slightly from 37.22% for the year ended in December 31, 2007.  The cost of our materials increased in 2008, and we were not able to pass off such increase to our customers. As a result, our overall gross margin for 2008 decreased slightly.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2008		2007
	$	% of Total Net Sales	$	% of Total Net Sales
	(Amounts in thousands, in U.S. Dollars, except for percentages)
Gross Profit	$18,551	35.77%	$14,788	37.22%
Operating Expenses:
Selling Expenses	3,547	6.84%	1,847	4.65%
General and Administrative Expenses	2,703	5.21%	1,383	3.48%
Total	6,250	12.05%	3,230	8.13%
Income from Operations	12,301	23.72%	11,558	29.09%

Selling expenses were $3,547,000 for the year ended December 31, 2008, compared to $1,847,000 for the year ended December 31, 2007, an increase of $1,700,000 or 92.04%.  The increase was mainly due to an increase in promotional and advertising expenses, from $1,389,000 for 2007 to $2,684,000 for 2008.

General and administrative expenses increased from $1,383,000 for the year ended December 31, 2007 to $2,703,000 for the same period in 2008, an increase of $1,320,000 or 95.08%.  The increase was mainly due to a significant amount spent on research and development from $1,029,000 for the year ended December 31, 2007 to $2,241,000 for the year ended December 31, 2008.

Interest Expenses

Interest expenses were $67,000 for the year ended December 31, 2008 compared to $46,000 for the year ended December 31, 2007. This increase was mainly due to increase in interest rate on a short-term loan in the amount of $587,000 used to supplement our working capital.

Income Tax Expenses

Income tax expenses for December 31, 2007 and 2008 amounted to $3,817,000 and $3,065,000 respectively, and our income tax rates were 33% and 25% during 2007 and 2008 respectively. The decrease in income tax expenses was attributable to a decrease in tax rate for the year ended December 31, 2008.

Net Income

Net income was $9,192,000 for the year ended December 31, 2008 compared to $7,749,000 for the year ended December 31, 2007, an increase of $1,443,000 or 18.62%. This increase was mainly attributable to an increase in our net sales driven by increased demand of our products and a decrease in our income tax rate in 2008.

Liquidity and Capital Resources

Nine Months ended September 30, 2009

As of September 30, 2009, we had cash and cash equivalents of $9,328,000, other current assets of $8,130,000 and current liabilities of $7,465,000. We presently finance our operations primarily from the cash flows from our operations, and we anticipate that this will continue to be our primary source of funds to finance our short-term cash needs. If we require additional capital to expand or enhance our existing facilities, we will consider debt or equity offerings or institutional borrowing as potential means of financing.

Net cash provided by operating activities for the nine months ended September 30, 2009 was $11,356,000 compared with net cash provided by operating activities of $4,785,000 for the same period in 2008. This increase was mainly attributable to increase in accounts payable.

There was no cash used in investing activities for the nine months ended September 30, 2009, compared with $52,000 used in investing activities for the same period in 2008. This decrease in net cash for investing activities was mainly because we did not purchase any property, plant and equipment during the nine months ended September 30, 2009.

Net cash used in financing activities was $4,896,000 for the nine months ended September 30, 2009, compared with $2,990,000 net cash used in financing activities for the same period in 2008. The increase in net cash used in financing activities was mainly due to dividend payments to the private shareholders prior to share exchange transaction with Peng Xiang.

As of September 30, 2009, our inventories increased to $790,000 compared with $657,000 as of September 30, 2008, as we were in production for extra orders received in the sales fair in June 2009. However, finished goods decreased to $180,000 as of September 30, 2009 from $242,000 as of September 30, 2008, resulting from more reliance on O.E.M. products which are directly delivered to the distributors from suppliers.

As of September 30, 2009, we had accounts receivable of $7,333,000, compared with $6,890,000 as of September 30, 2008. The accounts receivable turnover ratio decreased to 44.71 days as of September 30, 2009 from 72.21 days as of September 30, 2008.

As of September 30, 2009, we had accounts payables of $5,049, compared with $1,623 as of September 30, 2008. The increase was mainly due to increase in purchase to meet sales orders.

As of September 30, 2009, we had accrued expenses and other payables of $252,000, compared with $1,113,000 as of September 30, 2008. The decrease was mainly due to a decrease in advertising subsidy payable which was mainly settled in March, June and September 2009.

Year ended December 31, 2008

As of December 31, 2008, we had cash and cash equivalents of $2,863,000, other current assets of $8,445,000 and current liabilities of $5,078,000. We presently finance our operations primarily from the cash flow from our operations, and we anticipate that this will continue to be our primary source of funds to finance our short-term cash needs. If we require additional capital to expand or enhance our existing facilities, we will consider debt or equity offerings or institutional borrowing as potential means of financing.

Net cash provided by operating activities for 2008 was $9,026,000 compared with $6,947,000 in 2007. This increase was mainly attributable to an increase in our net income.

Net cash provided by investing activities was $114,000 in 2008, compared with $69,000 net cash provided by investing activities in 2007. This increase in 2008 was mainly due to receipts from advances to a director.

Net cash used in financing activities was $9,388,000 in 2008, compared with $6,663,000 in 2007. The increase in net cash used in financing activities was as a result of dividend payments by Yinglin Jinduren of $9,389,000 in 2008.

As of December 31, 2008, we had inventories of $514,000, compared with $4,708,000 as of December 31, 2007. The significant decrease of inventories resulted because a majority of our products in 2008 were made by contract factories that ship finished goods directly to our distributors after final quality inspections. As a result, raw material and finished goods as of December 31, 2008 dropped to $262,000 and $229,000, respectively, from $2,289,000 and $2,251,000, respectively, as of December 31, 2007.

As of December 31, 2008, our accounts receivable amounted to $7,843,000, an increase of 73.75% from $4,514,000 as of December 31, 2007. The debtor turnover ratio increased to 44 days as of December 31, 2008 from 29 days as of December 31, 2007. The increase in accounts receivables was mainly due to increase in sales and delay of repayment by our customers. Although the debtor turnover ratio increased by 15 days, the average settlement days were still less than 90 days and within the credit period we grant to our customers.

As of December 31, 2008, we had accounts payables of $2,040,000, compared with $3,406,000 as of December 31, 2007, a decrease of 40.11%. The decrease was mainly due to repayment of certain outstanding debts during the year ended December 31, 2008. As of December 31, 2007, around 15% of accounts payables were aged over 90 days. With increasing cash inflows during 2008, we were able to settle these outstanding payables and as a result, most of our accounts payables as of December 31, 2008 were aged less than 90 days.

As of December 31, 2008, we had accrued expenses and other payables of $543,000, compared with $714,000 as of December 31, 2007. The decrease was mainly due to the decrease of provision for advertisement subsidies to distributors by $150,000, from $569,000 as of December 31, 2007 to $419,000 as of December 31, 2008.

Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We present below a summary of the most significant assumptions used in our determination of amounts presented in the tables in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of September 30, 2009, and the effect that these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

	Total	Less than 1 year	1 Year +
	(in thousands of dollars)
Contractual Obligations:

Total Indebtedness	$734	$734	$

Operating Leases	7	7

Total Contractual Obligations:	$741	$741	$

Total indebtedness consists of installment loans from financial institutions in the PRC.

Operating lease amounts include minimum lease payments under our non-cancelable operating leases for office facilities, as well as limited computer and office equipment that we utilize under certain lease arrangements.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings, and we are not aware of any material legal proceedings pending or threatened against us.  We are also not aware of any material legal proceedings involving any of our directors, officers, or affiliates or any owner of record or beneficially of more than 5% of any class of our voting securities.

MANAGEMENT

Our directors and executive officers, their ages, their respective offices and positions, and their respective dates of election or appointment are as follows:

Name	Age	Position Held	Officer/Director since
Qingqing Wu	38	Chairman of the Board, President, and Chief Executive Officer	February 23, 2009

Yushan Zheng	46	Chief Financial Officer	February 23, 2009

Jianwei Shen	52	Director	March 7, 2009

Zhifan Wu	42	Director	March 7, 2009

Yuzhen Wu	30	Director	March 7, 2009

Congming Xie	28	Director	March 11, 2009

Business Experience Descriptions

Set forth below is a summary of our executive officers’ and directors’ business experience for the past 5 years.

Qingqing Wu graduated from Xiamen Jimei School of Light Industry in 1990 with a major in apparel design and received a Masters in Business Administration degree from Tsing-Hua University in 2007. Mr. Wu worked as a designer at Huacai Apparel Factory in Jinjiang County from 1990-1992. Between 1992 and 1994, Mr. Wu served as the Director of Design and Assistant to General Manager at Shidali Apparel Co., Ltd. in Jinjiang City. In November 1994, Mr. Wu founded Yinglin Jinduren. Mr. Wu also serves as the Standing Director of the First Committee of the Association of Fabric & Apparel in Jinjiang City.

Yushan Zheng graduated from Jiangxi University of Finance & Economics in 1987 with a major in industrial economics.  Mr. Zheng worked as the Director of Finance Department and served as the Chief Accounting Officer of Xianyou Electrical Machine Co., Ltd. in Fujian Province from 1987 till 2000. Between 2000 and 2004, Mr. Zheng served as the Manager of Auditors at Huada Certified Tax Agent Firm in Putian City.  From 2004 to 2009, Mr. Zheng served as the Manager of Finance Department and acted as the Chief Financial Officer of Sanyuan Metal Co., Ltd. and Sanchuan Aluminum Co., Ltd., respectively, in Fujian Province.  Starting from February 2009 until present, Mr. Zheng has been serving as the Chief Financial Officer of Yinglin Jinduren.  Mr. Zheng is a Chinese Certified Public Accountant and a Certified Tax Agent.

Dr. Jianwei Shen holds a Doctorate of Economics and Management from China Agricultural University, a Doctorate of Philosophy from Hohenheim University in Germany, a Master Degree in Economics and Management from Beijing Agricultural University, and a Bachelor’s Degree in Agricultural Economics from Beijing Agricultural University.  Since 2006, Dr. Shen is an independent director and a member of the Audit Committee of the China Essence Group Ltd., a company listed on the Singapore Exchange (Main Board).  From 2002 to 2005, he served as a project manager at Fujian Fuma Foods Group Co., and he worked as a project manager at Beijing Dasbro Co. Ltd from 1993 to 2000.  Dr. Shen is also a member of the Specialist Advisors to the City of Jinjiang, Fujian.  ADr. Shen also provides strategic corporate advisory services to Yinglin Jinduren.

Zhifan Wu serves as the manager of Yinglin Jinduren’s Purchasing Department, a position he has held since March 2006.  Mr. Wu worked as the purchasing assistant at Huangbao Apparel Co., Ltd. from 1996 to 2000.  From March 2000 to 2005, Mr. Wu served as the manager of the Purchasing Department in Huangbao Apparel Co., Ltd.

Yuzhen Wu graduated from Huaqiao University in 1998 with a major in Business Management. Mr. Wu has been working at Yinglin Jingduren since 1998. From 1998 to 2001, Mr. Wu worked as the workshop director. From 2001 to 2003, Mr. Wu worked as the production manager overseeing all production arrangements and process. Mr. Wu served as the vice general manager between 2003 and 2006, and as director of the general production management since 2006.

Congming Xie graduated with a bachelor’s degree in Economic Science from Huaqiao University in 2002.   From July 2002 through December 2004, Mr. Xie acted as the General Manager of Meilun Textile Trade Co., Ltd. in Xiamen City, Fujian Province.  Mr. Xie has been working as the Assistant General Manager of Jinjiang Yinglin Jinduren Fashion Limited (“Yinglin Jinduren”) since January 2005. Yinglin Jinduren is the apparel company in People’s Republic of China (“PRC” or “China”) that we now control through a share exchange transaction that closed on February 13, 2009. Yinglin Jinduren designs, manufactures and distributes casual apparels in China under the brand name V·LOV.

Family Relationships

Other than Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, there are no family relationships between or among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past five years:

•
Had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent, or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

•	Been convicted in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(i)
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	Engaging in any type of business practice; or

(iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

•
Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

•
Been the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described in (i) above, or to be associated with persons engaged in any such activity;

•
Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated; or

•
Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

Board of Directors

Our board of directors is currently composed of five members. All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than one and not more than thirteen.

Board Committees; Director Independence

As of the date hereof, our board of directors has not appointed an audit committee or compensation committee, although we have agreed, in connection with our Preferred Shares Financing, to have such committees (as well as a nominating committee) by May 16, 2010.  We have, however, charters adopted for audit and disclosure committees. The functions ordinarily handled by these committees are currently handled by our entire board of directors.  Our board of directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

Based upon information submitted by Dr. Jianwei Shen, the board of directors has determined that he is “independent” under the listing standards of NYSE Amex US LLC (formerly the American Stock Exchange) and under the NASDAQ rules.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Section 16(a) of the Exchange Act

Based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2008, our directors and executive officers complied with Section 16(a) filing requirements applicable to them.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to all directors, officers, and employees, including our chief executive officer and chief financial officer. A copy of the code of ethics is attached as Exhibit 14.1 to our annual report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2008.

EXECUTIVE COMPENSATION

Executive Compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal years ended December 31, 2008 and 2007 by our chief executive officer and each of our other two highest paid executives, if any, whose total compensation exceeded $100,000 during the fiscal years ended December 31, 2008 and 2007.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Qingqing Wu, current President,	2008	0	0	0	0	0	0	0	$0
CEO, Secretary and COO (1)
	2007	0	0	0	0	0	0	0	$0

Matthew Hayden, former President,	2008	0	0	0	0	0	0	0	$0
CEO, Secretary, CFO and Treasurer
(2)	2007	0	0	0	0	0	0	0	$0

Bradley Miller, former President,	2008	0	0	0	0	0	0	0	$0
CEO, Secretary, CFO and Treasurer
(3)	2007	0	0	0	0	0	0	0	$0

(1)
Mr. Wu became our president, chief executive officer, chief operating officer and secretary on February 23, 2009, in connection with our acquisition of PXPF (further described above under the heading “History and Corporate Structure”). Accordingly, Mr. Wu’s compensation for the periods indicated was paid by Yinglin Jinduren.

(2)
Mr. Matthew Hayden became the Company’s president, chief executive officer, secretary, chief financial officer, and treasurer on August 1, 2008, and resigned from all of these positions on February 23, 2009, in connection with our acquisition of PXPF.

(3)
Mr. Bradley Miller became the Company’s president, chief executive officer, secretary chief financial officer, and treasurer on October 30, 2006, and he resigned from all of these positions on August 1, 2008.

Outstanding Equity Awards

There are no unexercised options, stock that has not vested, or equity incentive plan awards for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Retirement Plans

We currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

Potential Payments upon Termination or Change-in-Control

We currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement or a constructive termination of a named executive officer, or a change in control of the registrant or a change in the named executive officer’s responsibilities, with respect to each named executive officer

Employment Agreements

We currently have no employment agreements, whether written or unwritten, with a named executive officer.

Director Compensation

All of our current directors were appointed on or after February 23, 2009 in connection with the Exchange Transaction, and accordingly did not receive compensation as directors for the year ended December 31, 2008. Our sole director prior to the Exchange Transaction did not receive compensation as director during fiscal 2008.

Currently, we do not pay any compensation to members of our board of directors for their service on the board.  However, we intend to review and consider future proposals regarding board compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 14, 2009, for each of the following persons:

•	each of our directors and each of the named executive officers in the “Management—Executive Compensation” section of this prospectus;

•	all directors and named executive officers as a group; and

•	each person who is known by us to own beneficially 5% or more of our common stock after the change of control transaction.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is 11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124, Hubin Bei Road, Siming District, Xiamen, Fujian Province, People’s Republic of China. The percentage of class beneficially owned set forth below is based on 16,667,957 shares of common stock outstanding on December 14, 2009.

Name and Position	Number of Shares of Common Stock Beneficially Owned (1)		Percent of Shares of Common Stock Beneficially Owned (1)(2)
Qingqing Wu, Chairman of the Board, President, and Chief Executive Officer	9,596,496	(3)	57.57%

Yushan Zheng, Chief Financial Officer	0		0%

Jianwei Shen, Director	0		0%

Zhifan Wu, Director	0		0%

Yuzhen Wu, Director	0		0%

Congming Xie, Director	0		0%

All Executive Officers and Directors as a Group (6 persons)	9,596,496		57.57%

5% Stockholders:

Bestgrain Limited	9,596,496		57.57%

* Less than 1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(3)
The address of Bestgrain Limited is 18A Man Hing Commercial Building, 79-83 Queen’s Road Central, Hong Kong. Mr. Qingqing Wu is the director and sole shareholder of Bestgrain Limited, thus Mr. Wu indirectly owns the shares held by Bestgrain Limited through his sole ownership of Bestgrain Limited.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are our related party transactions since January 1, 2008:

Exchange Transaction

On February 13, 2009 (the “Closing Date”), we executed the Exchange Agreement with PXPF and the BVI Shareholders. PXPF owns 100% of Korea Jinduren, which controls Yinglin Jinduren through contractual arrangements. On the Closing Date, we issued 14,560,000 shares of our common stock to the BVI Shareholders in exchange for 100% of the issued and outstanding capital stock of PXPF. As a result of the Exchange Transaction, the BVI Shareholders became our controlling shareholders and PXPF became our wholly owned subsidiary.

Bridge Loan

On June 11, 2008, Korea Jinduren entered into a bridge loan and financing agreement (“Bridge Loan Agreement”) with Pope Investments II LLC (“Pope”), Ancora Greater China Fund, LP (“Ancora,” and with Pope collectively as the “Bridge Loan Investors”) and MMH Group LLC. Under the Bridge Loan Agreement, the Bridge Loan Investors loaned Korea Jinduren the sum of $550,000 (the “Bridge Loan”) in connection with the Exchange Transaction, in exchange for repayment of the Bridge Loan upon completion of a financing on or after October 1, 2009, and an aggregate of 174,500 shares of our common stock. The Bridge Loan was repaid to the Bridge Loan Investors in full on October 28, 2009.

Pope beneficially owned more than 5% of our common stock prior to the Exchange Transaction. MMH also beneficially owned more than 5% of our common stock prior to the Exchange Transaction, and Matt Hayden, our former chief executive officer, is the managing member of MMH.

Other Related Transactions

	September 30,	December 31,	December 31,
	2009	2008	2007
	(unaudited)

Amounts due from a director:
Mr. Qingqing Wu (1) (2)	$-	$-	$156,000

Amount due to a director:
Mr. Qingqing Wu (1) (3)	$1,000	$2,000	$1,000

(1)           The amount due to/from the director was unsecured, interest-free and repayable on demand.

(2)           The amount due from the director is money advanced to him by Yinglin Jinduren.

(3)           The amount due to the director is money he advanced to us for our general expenses.

We have been granted the rights to use several trademarks which are owned by Mr. Qingqing Wu, our chief executive officer, and which applications are pending. However, we have not utilized the use of these trademarks. Mr. Wu is in the process of transferring these trademarks to the Company.

DESCRIPTION OF SECURITIES

The following information describes our capital stock and provisions of our articles of incorporation and our bylaws, both as amended and in effect as of the date of this prospectus. This description is only a summary. The reader should also refer to our articles of incorporation and bylaws that have been incorporated by reference or filed with the SEC as exhibits.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share, of which 2,800,000 are designated as series A convertible preferred stock (“Series A Preferred”).

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Holders of our common stock representing a majority of our capital stock issued, outstanding, and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Our articles of incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Upon liquidation, dissolution, or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders after distribution of assets to the holders of Series A Preferred.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights and no conversion rights, and there are no redemption provisions applicable to our common stock.

Series A Convertible Preferred Stock

The following is a summary of the material terms of the Certificate of Designation of Preferences, Rights and Limitations (the “Series A Certificate”) of the Series A Preferred and is qualified in its entirety by reference to the Series A Certificate, which is attached as Exhibit 3.1 to our Current Report on Form 8-K filed October 30, 2009.

Voting Rights

Except as otherwise provided in the Series A Certificate or by law, each holder of shares of Series A Preferred shall be entitled to notice of any stockholder’s meeting and to vote at such meeting together with our common stock as a single class on an as-converted basis of one vote for each share of Series A Preferred.

Additionally, as long as any shares of Series A Preferred are outstanding, we may not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred, (a) effect a Fundamental Transaction or Change of Control Transaction (as defined in Sections 1 and 7(e) of the Series A Certificate, respectively), (b) alter or change adversely the powers, preferences, or rights given to the Series A Preferred or alter or amend the Series A Certificate, (c) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5 of the Series A Certificate) senior to or otherwise pari passu with the Series A Preferred, (d) amend our articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred, (e) increase the number of authorized shares of Series A Preferred, or (f) enter into any agreement with respect to any of the foregoing.

Conversion Rights

Conversion at the Holder’s Option

Each share of Series A Preferred is convertible at any time and from time to time after the issue date at the holder’s option into shares of our common stock determined by dividing the Stated Value of such share of Series A Preferred by the Conversion Price (each as defined below).

Stated Value.  Each share of Series A Preferred shall have a stated value equal to $2.86.

Conversion Price.  The conversion price for the Series A Preferred shall equal $2.86, subject to adjustment as provided in the Series A Certificate.

Automatic Conversion

If we complete the listing of our common stock on the Nasdaq Capital Market or the NYSE Amex Equities, all outstanding shares of Series A Preferred plus all accrued but unpaid dividends shall automatically be converted into shares of the Company’s common stock at the Conversion Price.

Adjustment for Stock Dividends and Stock Splits

If, at any time while Series A Preferred is outstanding, we: (a) pay a stock dividend or otherwise makes a distribution or distributions payable in shares of common stock on shares of common stock or any other Common Stock Equivalents (as defined in Section 1 of the Series A Certificate, and, which, for avoidance of doubt, shall not include any shares of common stock issued by the Company upon conversion of, or payment of a dividend on, Series A Preferred); (b) subdivide outstanding shares of common stock into a larger number of shares; (c) combine (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares; or (d) issue, in the event of a reclassification of shares of the common stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event.

 Adjustment for Subsequent Equity Sales

If, at any time while Series A Preferred is outstanding, we or any of our subsidiaries sell or grant any option to purchase or sell or grant any right to reprice our securities, or otherwise dispose of or issue (or announce any sale, grant or any option to purchase or other disposition) any common stock or Common Stock Equivalents entitling any person to acquire shares of common stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances collectively, a “Dilutive Issuance”) (if the holder of the common stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of common stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of common stock which the offering price for such Dilutive Issuance would purchase at the then Conversion Price, and the denominator of which shall be the sum of the number of shares of common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of common stock so issued or issuable in connection with the Dilutive Issuance. Notwithstanding the foregoing, no adjustment will be made in respect of an Exempt Issuance (as defined in Section 1 of the Series A Certificate). We must notify the holders in writing, no later than the business day following the issuance of any common stock or Common Stock Equivalents subject to the foregoing adjustment, indicating the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms.

Adjustment for Subsequent Rights Offerings

If, at any time while the Series A Preferred is outstanding, we issue rights, options or warrants to all holders of common stock (and not to holders of Series A Preferred) entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the VWAP (defined in Section 1 of the Series A Certificate) on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of common stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

Adjustment for Pro Rata Distributions

If, at any time while the Series A Preferred is outstanding, we distribute to all holders of common stock (and not to holders of Series A Preferred) evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than common stock), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets, evidence of indebtedness or rights or warrants so distributed applicable to one outstanding share of the common stock as determined by our board of directors in good faith. In either case the adjustments shall be described in a statement delivered to the holders of Series A Preferred describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of common stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

Adjustment for Fundamental Transactions

If, at any time while the Series A Preferred is outstanding, (a) we effect any merger or consolidation of the Company with or into another person, (b) we effect any sale of all or substantially all of our assets in one transaction or a series of related transactions, (c) any tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (d) we effect any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of Series A Preferred, the holders of Series A Preferred shall have the right to receive, for each Conversion Share (as defined in Section 1 of the Series A Certificate) that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of common stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holders of Series A Preferred shall be given the same choice as to the Alternate Consideration they receive upon any conversion of Series A Preferred following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and shall issue to holders of Series A Preferred new preferred stock consistent with the foregoing provisions and evidencing such holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the foregoing provisions and insuring that Series A Preferred (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

Common Stock Purchase Warrants

The following is a summary of the material terms of the Warrants issued to the investors in both the Preferred Shares Financing and Common Shares Financing, and is qualified in its entirety by reference to the form of the Warrant, which is attached as Exhibit 99.2 to our Current Report on Form 8-K filed October 30, 2009.

The Warrants collectively entitle their holders to purchase up to 1,725,134 shares of Common Stock at an exercise price of $3.43 per share (the “Exercise Price”) for a period of three years from their issuance date. We are also entitled to call the Warrants for cancellation of the Warrants if the VWAP (as defined in Section 1 of the Series A Certificate) exceeds 200% of the then applicable Exercise Price.

While the Warrants are outstanding, the Exercise Price is subject to the same anti-dilution adjustments as those applicable to the Conversion Price of the Series A Preferred (please see descriptions for “Adjustment for Stock Dividends and Stock Split,” “Adjustment for Subsequent Equity Sales,” “Adjustment for Subsequent Rights Offerings,” “Adjustment for Pro Rata Distributions” and “Adjustment for Fundamental Transactions” above). Simultaneously with any adjustment to the Exercise Price, the number of shares of common stock issuable upon exercise of the Warrants shall be increased or decreased proportionately, so that after any such adjustment the aggregate Exercise Price payable for the increased or decreased number of shares of common stock shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

Market Price of and Dividends on Common Equity and Related Stockholder Matters

On April 2, 2008, our shares of common stock commenced trading on the Over-The-Counter Bulletin Board (the “OTCBB”) under the symbol “SNOH.” On January 16, 2009, in connection with a 1-for-100 reverse split of our issued and outstanding shares of common stock, our symbol changed to “SICI.”  On March 20, 2009, in connection with our name change that went effective March 20, 2009, our symbol changed to “VLOV.”

The following table sets forth the high and low bid information for our common stock for each quarter within our last two fiscal years and interim periods, as reported by the OTC Bulletin Board. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns, or commissions, and do not necessarily reflect actual transactions.

	Low	High
2009
Quarter ended September 30, 2009	$1.00	$5.50
Quarter ended June 30, 2009	1.25	2.50
Quarter ended March 31, 2009 *	0.28	8.00

2008
Quarter ended December 31, 2008	$0.05	$0.05
Quarter ended September 30, 2008	0.13	0.13
Quarter ended June 30, 2008 **	0.10	0.10

* Price adjusted to reflect 1-for-100 reverse split effected January 12, 2009.
** Our common stock had no active trading market until April 2, 2008.

The last reported closing sales price for shares of our common stock was $4.00 per share on the OTCBB on November 30, 2009.

Holders

As of December 14, 2009, we had 42 stockholders of record of our common stock based upon the stockholder list provided by our transfer agent.

Transfer Agent

Our transfer agent is Transfer Online, whose address is 317 SW Alder Street, Portland, Oregon 97204, and whose telephone number is (503) 227-2950.

Dividends

We have never paid cash dividends on our common stock.  We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.  Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors that our board of directors may deem relevant.  Our retained earnings deficit currently limits our ability to pay dividends.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices, or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Nevada Law

 Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138, or

(b)
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

(a)	the creation of a trust fund;

(b)	the establishment of a program of self-insurance;

(c)	the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)	the establishment of a letter of credit, guaranty or surety

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	by the stockholders;

(b)	by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Charter Provisions and Other Arrangements of the Registrant

Pursuant to the provisions of the State of Nevada’s Revised Business Statutes, we have adopted the following indemnification provisions in our Bylaws for our directors and officers:

“.01   Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

.02   Derivative Action The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

.03   Successful Defense. To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and ..02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

.04   Authorization. Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

.05   Advances. Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

.06   Nonexclusivity. The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

.07   Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

.08   "Corporation" Defined. For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.”

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Reports filed with the SEC pursuant to the Exchange Act, including proxy statements, annual and quarterly reports, and other reports that we have filed can be inspected and copied at the Public Reference Section of the SEC at 100 F. Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

VLOV, Inc.

VLOV, INC.
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Amounts in thousands)

	September 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$9,328	$2,863
Pledged bank deposits	-	88
Accounts receivable	7,333	7,843
Inventories	790	514
Prepaid expenses	7	-
Total current assets	17,458	11,308
Property, plant and equipment, net	1,003	1,067
Land use rights	265	272
TOTAL ASSETS	$18,726	$12,647

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$5,049	$2,040
Accrued expenses and other payables	252	543
Amount due to a director	1	2
Bills payable	-	293
Short-term bank loans	734	587
Income taxes payable	1,429	1,613
Total liabilities	7,465	5,078

Commitments	-	-

Equity:
Common stock, $0.00001 par value, 100,000,000 shares authorized, 16,000,000 and 14,560,000 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	160	146
Additional paid-up capital	1,078	1,091
Statutory reserve	913	913
Retained earnings	8,553	4,876
Accumulated other comprehensive income	557	543
Total stockholders' equity	11,261	7,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,726	$12,647

 The accompanying notes are an integral part of these financial statements.

VLOV, INC.
 CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
 (Amounts in thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$13,882	$9,309	$45,823	$40,013
Cost of sales	8,850	6,276	29,316	25,620
Gross profit	5,032	3,033	16,507	14,393

Operating expenses:
Selling expenses	841	1,315	2,900	2,965
General and administrative expenses	520	632	1,573	2,076
Other operating expenses	-	-	-	2
	1,361	1,947	4,473	5,043

Income from operations	3,671	1,086	12,034	9,350

Other income (expenses):
Interest income	3	5	14	13
Interest expense	(15)	(19)	(43)	(50)
	(12)	(14)	(29)	(37)
Income before provision for income taxes	3,659	1,072	12,005	9,313
Provision for income taxes	922	304	3,183	2,364

Net income	2,737	768	8,822	6,949

Other comprehensive income:
Foreign currency translation adjustment	7	160	14	306

Comprehensive income	$2,744	$928	$8,836	$7,255

Basic and diluted net earnings per share	$0.17	$0.05	$0.56	$0.48

Weighted average number of common shares outstanding, basic and diluted	16,000,000	14,560,000	15,773,187	14,560,000

 The accompanying notes are an integral part of these financial statements.

VLOV, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
	(unaudited)	(unaudited)
Cash flows from operating activities:

Net income	$8,822	$6,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71	78
Write off of property, plant and equipment	-	1
(Increase) decrease in assets:
Accounts receivables	509	(2,032)
Inventories	(277)	4,280
Prepaid expenses	(7)	119
Increase (decrease) in liabilities:
Accounts payable	3,007	(1,971)
Bills payable, accrued expenses and other payables	(585)	154
Income and other tax payables	(184)	(2,793)
Net cash provided by operating activities	11,356	4,785

Cash flows from investing activities:
Purchases of property, plant and equipment	-	(52)
Disposals of property, plant and equipment	-	-
Net cash (used in) investing activities	-	(52)

Cash flows from financing activities:
Pledged bank deposits	88	-
Amount due to/from a director	-	168
Proceeds from debt financing	440	-
Payments of short-term debt	(293)	-
Payments of dividend	(5,131)	(3,219)
Net cash (used in) financing activities	(4,896)	(3,051)
Effect of exchange rate changes	5	281
Net increase in cash and cash equivalents	6,465	1,963
Cash and cash equivalents, beginning of year	2,863	2,758

Cash and cash equivalents, end of year	$9,328	$4,721

Supplemental disclosure of cash flow information:

Interest paid	$43	$50

Income taxes paid	$2,605	$2,813

The accompanying notes are an integral part of these financial statements.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

1.	ORGANIZATION

VLOV Inc. (“VLOV” or the “Company”) was incorporated in Nevada on October 30, 2006 originally under the name “Sino Charter, Inc.” (“Sino Charter”)  On February 13, 2009, Sino Charter completed a share exchange transaction with Peng Xiang Peng Fei Investments Limited (“PXPF”), a British Virgin Island limited liability company, and PXPF became a wholly-owned subsidiary of the Company. The share exchange transaction was accounted for as a reverse acquisition and recapitalization and, as a result, the consolidated financial statements of Sino Charter (the legal acquirer) is, in substance, those of PXPF (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of Sino Charter being included effective from the date of the share exchange transaction. Sino Charter, Inc. changed its name to “VLOV Inc.” on March 20, 2009 in connection with the share exchange transaction.

VLOV is in the business of designing, manufacturing and distributing apparel under the brand name “VLOV” in the People’s Republic of China (“China” or the “PRC”). All of the operations are carried out by Jinjiang Yinglin Jinduren Fashion limited (“Yinglin Jinduren”), a company organized in the PRC which the Company controls. VLOV controls Yinglin Jinduren through a series of contractual arrangements between Korea Jinduren (International) Dress Limited (“Korea Jinduren”), a Hong Kong company and the wholly-owned direct subsidiary of PXPF, and Yinglin Jinduren. The contractual arrangements between Korea Jinduren and Yinglin Jinduren enable VLOV to substantially influence the daily operations and financial affairs of Yinglin Jinduren, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which obligate Korea Jinduren to absorb a majority of the risk of loss from the activities of Yinglin Jinduren and enable Korea Jinduren to receive a majority of Yinglin Jinduren’s expected residual returns, VLOV accounts for Yinglin Jinduren as a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, “Consolidation.” Accordingly, VLOV consolidates the results, assets and liabilities of Yinglin Jinduren.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Consolidation

The accompanying unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States applicable to interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (which include all significant normal and recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows  for all periods presented have been made. The accompanying results of operations are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 2009. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto of PXPF for the year ended December 31, 2008 and the pro forma consolidated financial statements and accompanying notes thereto of the Company for the year ended December 31, 2008 filed with the Company’s current report on Form 8-K/A on May 4, 2009.

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries PXPF and Korea Jinduren, and its VIE, Yinglin Jinduren. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

(b)	Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Significant areas requiring the use of management estimates relate primarily to returns, sales allowances and customer chargebacks, inventory write-downs and valuation of long-lived assets. Actual results could differ from those estimates.

(c)	Revenue Recognition

Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered and the title has passed to the customers. Revenue excludes value-added tax and is net of trade discounts and allowances.

(d)	Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

(e)	Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors.  As of September 30, 2009, all of the trade receivable balances were aged less than 90 days and management has determined that no allowance for uncollectible amounts is required, the same as of December 31, 2008.

(f)	Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Office equipment	5 years
Plant and machinery	5 to 15 years

(g)	Inventories

Inventories are stated at the lower of cost or market value, determined by the weighted average method. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

(h)	Foreign Currency Translation

The Company’s functional currency is Renminbi (“RMB”) and its reporting currency is U.S. dollars. The Company’s balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet dates and operating accounts are translated using the average exchange rate prevailing during the respective periods. Equity accounts are translated using the historical rate as incurred. Translation gains and losses are deferred and accumulated as a component of accumulated other comprehensive income in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred.

(j)	Land Use Right

All land in the PRC is state-owned and cannot be sold to any individual or company. However, the government grants “land use right” to allow individuals or companies to use land.

The Company acquired land use right on March 25, 2004 for a total amount of US$259,000. Such land use right is for 50 years and expires in 2054.

Land use right is stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful life of 50 years.

The Company’s land use right, which is considered intangible asset, is reviewed at least annually to determine whether its carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of September 30, 2009, the Company expects such asset to be asset fully recoverable.

(k)	Long-Lived Assets

The Company estimates the future undiscounted cash flows to be derived from an asset to assess whether or not impairment has occurred when events or circumstances indicate that the carrying value of a long-lived asset may be impaired. If the carrying value exceeds the Company’s estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset over the Company’s estimate of its fair market value.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

(l)	Income Taxes

The Company is mainly subject to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences affect the income tax and deferred tax provisions in the period in which such determination is made.

The Company accounts for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions, as defined by ASC 740, that require recognition in our financial statements. Our evaluation was performed for the tax year ended December 31, 2008 which was examined by major tax jurisdictions (PRC).  We are in the process of the evaluation for the tax year ending December 31, 2009, which remains subject to examination by major tax jurisdictions (PRC) as of September 30, 2009. We may from time to time be assessed interest or penalties by major tax jurisdictions. In the event we receive an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

(m)	Comprehensive Income

The Company has adopted the provisions of FASB ASC Topic 220, “Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for the reporting and presentation and disclosure of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. ASC 220 defines comprehensive income or loss to include all changes in equity except those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

The Company’s only component of other comprehensive income is foreign currency translation gain (loss). The foreign currency translation gain for the three and nine months ended September 30, 2009 and 2008 were approximately $7,000, $160,000, $14,000and $306,000, respectively. Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity.

(n)	Advertising Costs

Advertising costs are expensed in the period in which the advertisements are first run or over the life of the endorsement contract. Advertising costs were approximately $748,000 and $1,231,000 for the three months and $2,191,000 and $2,533,000 for the nine months ended September 30, 2009 and 2008, respectively. Advertising costs include advertising subsidy expense which is accrued based on the terms in effect with distributors and paid when all attaching conditions are completed.

(o)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of sales.

(p)	Research and Development Costs

The Company charges all product design and development costs to expense when incurred. Product design and development costs aggregated approximately $340,000, $511,000, $1,121,000 and $1,764,000 for the three months and nine months ended September 30, 2009 and 2008, respectively.

(q)	Fair Value of Financial Instruments

The carrying amount of the Company’s consolidated financial instruments, which principally include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

The carrying amount of the Company’s short-term borrowings approximates the fair value based upon current rates and terms available to the Company for similar debt.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

(r)	Recently Adopted Accounting Pronouncements

The Company adopted FASB ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) and Topic 825-10 “Financial Instruments” (“ASC 825-10”) and on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  These pronouncements apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820.  In April 2009, the FASB issued ASC Topic 820-10-65-4, “Transaction Related to FASB Staff Position FAS 157-4 Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 820-10-65-4”), which provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  ASC 820-10-65-4 is effective for interim and periods ending after June 15, 2009, and shall be applied prospectively.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The Company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

The Company’s financial assets mainly consist of cash and cash equivalents, and accounts receivables. The fair values of the financial assets approximate their book value due to short maturities. Therefore, the adoption of the above accounting principles, as they became or will become applicable to the Company, had no significant impact on the measurement of the financial assets.

In December 2007, the FASB issued ASC Topic 805, “Business Combinations” (“ASC 805”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. ASC 805 makes significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in ASC 805. ASC 805 also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. ASC 805 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  The Company adopted ASC 805 on January 1, 2009.  The adoption of ASC 805 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued ASC 805 “Business Combinations” and 810 “Consolidation” (“ASC 810”), which require that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements.   ASC 805 and ASC 810 also require that once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value.  Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  ASC 805 and ASC 810 amend ASC 260 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. ASC 805 and ASC 810 are effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and require retroactive adoption of the presentation and disclosure requirements for existing minority interests.  All other requirements are applied prospectively.  The Company adopted ASC 805 and ASC 810 on January 1, 2009.  The adoption of ASC 805 and ASC 810 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

In March 2008, the FASB issued ASC Topic 815-10-50, “Disclosures about Derivative Instruments and Hedging Activities”(“ASC 815-10-50”).  ASC Topic 815-10-50 amends and expands the disclosure requirements of ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. The objective of ASC 815-10-50 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  ASC 815-10-50 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  ASC 815-10-50 applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments and related hedged items accounted for under ASC 815 and its related interpretations.  ASC 815-10-50 also amends certain provisions of ASC 815. ASC 815-10-50 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  ASC 815-10-50 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company adopted ASC 815-10-50 on January 1, 2009.  The adoption of ASC 815-10-50 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In June 2008, the FASB ratified ASC 815-40-25, “Derivative and Hedging, Contracts in Entity’s Own Equity, Recognition” (“ASC 815-40-25”) ASC 815-40-25 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of ASC 815-40-25, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of ASC 815-40-25 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. ASC 815-40-25 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted ASC 815-40-25 on January 1, 2009.  The adoption of ASC 815-40-25 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.  The Company adopted ASC 815-40-25 on January 1, 2009.  The adoption of ASC 815-40-25 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued Topic ASC 825-10-65-1, “Transition Related to FAS FSP 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments” (“ASC 825-10-65-1”), which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  ASC 825-10-65-1 requires those disclosures in summarized financial information at interim reporting.  The adoption of ASC 825-10-65-1 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued ASC Topic 82-10-65-4, “Transition Related to FASB Staff Position FAS FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 82-10-65-4”).  This pronouncement emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The pronouncement provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.   In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The pronouncement also requires increased disclosures.  This pronouncement is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Early adoption is permitted for periods ending after March 15, 2009.  The adoption of this pronouncement at June 30, 2009 did not have a material impact on the Company’s results of operations or financial position.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”).  ASC 855 establishes the principles and requirements for the disclosure of subsequent events including the period after the balance sheet date during which management of a reporting entity will evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity will recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity will make about events or transactions that occurred after the balance sheet date.  ASC 855 is effective for interim or annual periods ending after June 15, 2009, and should be applied prospectively.  Note 16 sets forth the Company’s evaluation of significant events that occurred after September 30, 2009 and as of November 12, 2009, the date the interim financial statements as of and for the three-months and nine-months ended September 30, 2009 were issued.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statement presentation or disclosures.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows (in thousands):

	September 30,	December 31,
	2009	2008

Buildings	$914	$914
Furniture, fixtures and equipment	84	84
Motor vehicles	196	196
Office equipment	24	24
Plant and machinery	235	235

Total property, plant and equipment	1,453	1,453
Less: accumulated depreciation	(450)	(386)
	$1,003	$1,067

 Depreciation expense was approximately $20,000, $26,000 for the three months ended September 30, 2009 and 2008, respectively, and $65,000 and $72,000 for the nine months ended September 30, 2009 and 2008, respectively.

4.	LAND USE RIGHT

Land use right is summarized as follows (in thousands):

	September 30,	December 31,
	2009	2008

Land use right	$315	$315
Less : accumulated amortization	(50)	(43)
	$265	$272

Amortization expense was approximately $2,000 per quarter for the three months and nine months ended September 30, 2009 and 2008, respectively.  Amortization expense for each of the next 5 years is expected to be $8,000.

5.	INVENTORIES

Inventories consist of the following (in thousands):

	September 30,	December 31,
	2009	2008

Raw materials	$166	$262
Work in process	444	23
Finished goods	180	229
	$790	$514

6.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables are summarized as follows (in thousands):

	September 30,	December 31,
	2009	2008

Accrued salaries and wages	$114	$120
Accrued electricity	3	4
Accrued professional fee	30	-
Advertising subsidies payables	105	419
	$252	$543

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

7.	RELATED PARTY TRANSACTIONS

The amount due to a director is unsecured, interest-free and repayable on demand.

The Company has been granted the rights to use several trademarks which are owned by the Company's Chief Executive Officer and which applications are pending. However, the Company has not utilized the use of these trademarks. The Company's Chief Executive Officer is in the process of transferring these trademarks to the Company.

8.           SHORT-TERM BORROWINGS

The carrying amounts of the Company’s borrowings are as follows (in thousands):

	September 30,			December 31,
	2009			2008
		Interest			Interest
	Amounts	Rate	Due date	Amounts	Rate	Due date
Bank loan 1	$294	7.43%	11/30/2009	$293	11.21%	1/8/2009
Bank loan 2	293	7.43%	1/16/2010	294	7.43%	11/30/2009
Bank loan 3	147	7.97%	3/23/2010	-
	$734			$587

As of September 30, 2009, the short-term borrowings were secured by the personal guarantee granted by the Company’s Chief Executive Officer.

9.	INCOME TAXES

The provisions for income tax expense were as follows (in thousands):

	Nine Months Ended September 30,
	2009	2008

PRC enterprise income tax – current	$3,183	$2,364

The Company is mainly subject to income taxes in the PRC and provision for the PRC corporate income tax was calculated based on the statutory tax rate of 25% on taxable income effective from January 1, 2008 pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People’s Congress.  For the nine months period ended September 30, 2009, the income tax provision also included additional income tax provision for the year ended 2008 because of a change in management’s estimate of the tax liability for 2008 based on the information that became available during 2009.

The applicable rates of Hong Kong profit tax for the three months periods ended September 30, 2009 and 2008 were 16.5% and 17.5%, respectively. However, no provision for Hong Kong profit tax has been made for the three months and nine months ended September 30, 2009 and 2008 as the Company did not generate any taxable profits under the relevant Hong Kong tax laws during the periods.

PXPF is a company incorporated in the BVI and is fully exempt from the BVI’s domestic corporate tax.

As of the balance sheet dates presented, there were no deferred tax assets or liabilities.

10.           STATUTORY RESERVES

Under PRC regulations, Yinglin Jinduren should pay dividends only out of its accumulated profits, if any, determined in accordance with PRC GAAP.  In addition, Yinglin Jinduren is required to set aside at least 10% of its after-tax net profits each year, if any, to fund the statutory reserves until the balance of such reserves reaches 50% of Yinglin Jinduren’s registered capital. As of December 31, 2007, the balance of Yinglin Jinduren’s statutory reserves reached 50% of its registered capital. Thus, no further profits are required to be set aside for the statutory reserves.  The statutory reserves are not distributable as cash dividends to the Company.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

11.	LEASE COMMITMENTS

The Company leases certain facilities under, non-cancelable leases and year-to-year leases. These leases are accounted for as operating leases.  Rent expense amounted to $19,000 and $11,000, $41,000 and $25,000 for the three months and nine months ended September 30, 2009 and 2008 respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2009 are as follows:

Future minimum payments

Three months ending December 31, 2009	$7,000

There are no other non-cancelable leases for the year ending December 31, 2010 and thereafter.

12.	BUSINESS AND CREDIT CONCENTRATIONS

The Company operates in the fashion apparel industry and generates all of its sales in the PRC. The fashion apparel industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Company’s performance.

The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Customers:
Customer A	17.57%	25.65%	19.36%	26.35%
Customer B	13.86%	12.59%	13.54%	12.71%
Customer C	11.53%	10.25%	11.17%	10.47%
Customer D	10.55%	15.34%	11.66%	15.29%
Customer E	10.11%	*	10.09%	*

The Company has the following concentrations of business with each vendor constituting greater than 10% of the Company’s purchases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Vendors:
Vendor A	11.06%	29.98%	10.64%	45.85%
Vendor B	11.02%	18.67%	13.12%	16.30%
Vendor C	10.18%	*	*	*

* Representing concentrations of business with those customers constituting less than 10% of the Company’s sales or purchases with those vendors constituting less than 10% of the Company’s purchases for the respective periods.

Such concentrations make the Company vulnerable to a near-term severe impact should relationships with these customers and/or vendors be terminated.

13.	EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) for the three and nine months ended September 30, 2009 and 2008 were determined by dividing net income for the three-month and nine-month periods by the respective weighted average number of common shares outstanding.

14.	BENEFIT PLAN

Pursuant to the relevant regulations of the PRC government, Yinglin Jinduren participates in a local municipal government retirement benefits scheme (the “Scheme”), whereby Yinglin Jinduren is required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. Contributions under the Scheme are charged to the income statement as incurred. Yinglin Jinduren’s contributions to the Scheme amounted to $44,000 and $43,000 for the three months ended September 30, 2009 and 2008, respectively, and $133,000 and $132,000 for the nine months ended September 30, 2009 and 2008, respectively.

VLOV, INC.
Notes to Consolidated Financial Statements
(unaudited)

15.	NEW ACCOUNTING PROUNOUNCEMENTS

In May 2008, the FASB issued ASC Topic 105 “Generally Accepted Accounting Principles” (“ASC 105”).  ASC 105 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  The Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC Topic 860-20, "Sales of Financial Assets, SFAS 166" (“ASC 860-20”).  ASC 820-20 is intended to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements regarding transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows, and the transferor's continuing involvement, if any, in the transferred financial assets. This statement must be applied as of the beginning of the Company’s first annual reporting period that begins after November 15, 2009. The Company does not expect the adoption of ASC 820-20 to have a material impact on its results of operations, financial condition or cash flows.

In June 2009, the FASB issued ASC Topic 810-10, "Amendments to FASB Interpretation No. 46(R)" (“ASC 810-10”).  ASC 810-10 is intended to (1) address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-20, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity.  This statement must be applied as of the beginning of the Company’s first annual reporting period that begins after November 15, 2009.  The Company does not expect the adoption of 810-10 to have a material impact on its results of operations, financial condition or cash flows.

In June 2009, the FASB issued ASC Topic 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (“ASC 105-10”).  ASC 105-10 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not expect the adoption of ASC 105-10 to have a material impact on its results of operations, financial condition or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial statements.

16.	SUBSEQUENT EVENTS

On October 27, 2009, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with several accredited investors (collectively the “Purchasers”) pursuant to which the Company agreed to issue and sell up to 2,797,203 shares of Company’s series A convertible preferred stock (the “Preferred Shares”) to accredited investors at $2.86 per share for an aggregate purchase price of up to $8 million, and to issue warrants (the “Warrants”) to purchase up to 1,398,602 shares of the Company’s common stock, par value $0.00001 per share (“Common Stock”), for no additional consideration. The Purchase Agreement contemplates an initial closing of $4 million (the “Initial Closing”), and a final closing of the balance (the “Final Closing”). At the Initial Closing on October 27, 2009, the Company issued to the Purchasers 1,446,252 Preferred Shares and Warrants to purchase up to 723,126 shares of Common Stock for gross proceeds of approximately $4.1 million. The Company is anticipating the Final Closing to take place on or after November 13, 2009.

The Purchase Agreement includes customary representations and warranties by each party thereto. The Company is required to register the Common Stock underlying the Preferred Shares and Warrants with the SEC for resale by the Purchasers within 30 days after the Final Closing and to have the registration statement declared effective within 90 days thereafter (or 150 days if the registration statement receives full review). If the registration statement is not timely filed or declared effective, the Company will be subject to liquidated damages of 1% of the Purchasers’ aggregate purchase price per month, up to 10%, and pro-rated for partial periods.

The above transaction by the Company is considered a “nonrecognized subsequent event” as defined by ASC 855.  Management is in the process of determining the impact of this transaction on the financial statements as of December 31, 2009 and beyond.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Peng Xiang Peng Fei Investments Limited

We have audited the accompanying consolidated balance sheets of Peng Xiang Peng Fei Investments Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company was not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peng Xiang Peng Fei Investments Limited and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP
Sherman Oaks, California
April 26, 2009

PENG XIANG PENG FEI INVESTMENTS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	December 31,
	2008	2007

ASSETS
Current Assets:
Cash and cash equivalents	$2,863	$2,758
Pledged bank deposits	88	82
Accounts receivable	7,843	4,514
Amount due from a director	-	156
Inventories	514	4,708
Prepayment	-	137
Total current assets	11,308	12,355
Property, plant and equipment, net	1,067	1,041
Land use right	272	264
TOTAL ASSETS	$12,647	$13,660

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,040	$3,406
Accrued expenses and other payables	543	714
Amount due to a director	2	1
Bills payable	293	274
Short-term bank loans	587	548
Dividend payable	-	3,016
Taxes payable	1,613	3,015
Total current liabilities	5,078	10,974
Non-current Liabilities:
Other payable	-	243
Total liabilities	5,078	11,217

Commitments	-	-

Equity:
Common stock, $1 par value, 50,000 shares authorized, 1,000 (2007: 100) shares issued and outstanding	1	-
Additional paid-in capital	1,237	1,237
Statutory reserve	913	913
Retained earnings	4,875	84
Accumulated other comprehensive income	543	209
Total stockholders' equity	7,569	2,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,647	$13,660

See accompanying notes to consolidated financial statements.

 PENG XIANG PENG FEI INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year ended December 31,
	2008	2007

Net sales	$51,867	$39,727
Cost of sales	33,316	24,939
Gross profit	18,551	14,788

Operating expenses:
Selling expenses	3,547	1,847
General and administrative expenses	2,702	1,380
Other operating expenses	1	3
	6,250	3,230
Income from operations	12,301	11,558

Other income (expenses):
Interest income	23	54
Interest expense	(67)	(46)
	(44)	8
Income before provision for income taxes	12,257	11,566
Provision for income taxes	3,065	3,817

Net income	9,192	7,749

Other comprehensive income (loss):
Foreign currency translation adjustment	334	(5)

Comprehensive income	$9,526	$7,744

Earnings per share (EPS), in dollars
- basic	$55,373	$77,490
- diluted	$55,373	$77,490

Weighted average number of common shares used to compute EPS
- basic	166	100
- diluted	166	100

See accompanying notes to consolidated financial statements.

PENG XIANG PENG FEI INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands)

					Accumulated
			Additional		other
	Common stock		paid-in	Statutory	comprehensive	Retained	Total	Comprehensive
	Shares	Amount	capital	reserve	income	earnings	equity	income
Balance at January 1, 2007	100	$-	$1,237	$525	$214	$4,304	$6,280

Comprehensive income:
Net income	-	-	-	-	-	7,749	7,749	7,749
Foreign currency translation adjustment	-	-	-	-	(5)	-	(5)	(5)
Statutory reserve	-	-	-	388	-	(388)	-
Dividend declared	-	-	-	-	-	(11,581)	(11,581)
Total comprehensive income								$7,744
Balance at December 31, 2007	100	-	1,237	913	209	84	2,443

Comprehensive income:
Issuance of common stock	900	1	-	-	-	-	1
Net income	-	-	-	-	-	9,192	9,192	9,192
Foreign currency translation adjustment	-	-	-	-	334	-	334	334
Dividend declared	-	-	-	-	-	(4,401)	(4,401)
Total comprehensive income								$9,526
Balance at December 31, 2008	1,000	$1	$1,237	$913	$543	$4,875	$7,569

See accompanying notes to consolidated financial statements

PENG XIANG PENG FEI INVESTMENTS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousand)

	Year ended December 31,
	2008	2007
Cash flows from operating activities:
Net income	$9,192	$7,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	107	92
Loss on disposal of property, plant and equipment	-	2
Write off of property, plant and equipment	1	-
(Increase) decrease in assets:
Receivables	(2,961)	(2,347)
Inventories	4,446	(747)
Prepaid expenses and other current assets	144	(132)
Increase (decrease) in liabilities:
Accounts payable	(1,577)	1,399
Accrued expenses and other payables	(471)	319
Income and other tax payables	145	612

Net cash provided by operating activities	9,026	6,947

Cash flows from investing activities:
Purchases of property, plant and equipment	(61)	-
Disposals of property, plant and equipment	7	69
Amount due to/from a director	168	-
Net cash provided by (used in) investing activities	114	69

Cash flows from financing activities:
Proceed from issuance of common stock	1	-
Pledged bank deposits	-	(82)
Proceeds from debt financing	587	548
Payments of short-term debt	(587)	(274)
Payments of dividend	(9,389)	(6,855)
Net cash (used in) financing activities	(9,388)	(6,663)
Effect of exchange rate changes	353	423
Net increase in cash and cash equivalents	105	776
Cash and cash equivalents, beginning of year	2,758	1,982
Cash and cash equivalents, end of year	$2,863	$2,758

Supplemental disclosure of cash flow information:
Interest paid	$67	$46
Income taxes paid	$3,209	$3,413

See accompanying notes to consolidated financial statements.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Description of business and organization

Peng Xiang Peng Fei Investments Limited (“PXPF” or the “Company”) is an entity incorporated on April 30, 2008 in the British Virgin Islands. The Company does not conduct any substantive operations of its own and designs, manufactures and sells fashion apparel under the brand name “V．LOV” through the variable interest entity (“VIE”), Jinjiang Yinglin Jinduren Fashion Limited (“Jinduren Fashion”) and its subsidiary, Korea Jinduren (Int’l) Dress Limited (“Jinduren Dress”). All current operations of the Company are in the People’s Republic of China (“China” or the “PRC”).

Jinduren Dress is an entity incorporated in Hong Kong on January 5, 2005 and was acquired by PXPF from the majority shareholders of PXPF on September 22, 2008.

Jinduren Fashion is a limited company incorporated without shares in the PRC on January 19, 2002, of which paid-in capital was funded by the majority shareholders of PXPF. PRC law currently has limits on foreign ownership of companies. To comply with these foreign ownership restrictions, on December 28, 2005, Jinduren Dress entered into certain exclusive agreements with Jinduren Fashion and its shareholders. Pursuant to these agreements, Jinduren Dress provides exclusive consulting services to Jinduren Fashion in return of a consulting services fee which is equal to Jinduren Fashion’s net profits. In addition, Jinduren Fashion’s shareholders have pledged their equity interests in Jinduren Fashion to Jinduren Dress, irrevocably granted Jinduren Dress an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Jinduren Fashion and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Jinduren Dress. Through these contractual arrangements, Jinduren Dress has the ability to substantially influence Jinduren Fashion’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval.

As a result of these contractual arrangements, which obligates Jinduren Dress to absorb a majority of the risk of loss from Jinduren Fashion’s activities and enable Jinduren Dress to receive a majority of its expected residual returns, the Company believes Jinduren Fashion a VIE under FASB Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, because the equity investors in Jinduren Fashion do not have the characteristics of a controlling financial interest and the Company should be considered the primary beneficiary of Jinduren Fashion. Accordingly, the Company consolidates Jinduren Fashion’s results, assets and liabilities in the accompanying financial statements.

The Company’s consolidated assets do not include any collateral for Jinduren Fashion’s obligations. The creditors of Jinduren Fashion do not have recourse to the general credit of the Company.

(b)	Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Pursuant to FIN 46 (R), a VIE is required to be consolidated if a party with an ownership, contractual or other financial interest in the VIE, is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIEs is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

A VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of presentation and consolidation (continued)

The Company, through its wholly owned subsidiary Jinduren Dress, consolidated Jinduren Fashion as Jinduren Fashion was deemed the VIE and it determined that it was the primary beneficiary of the Jinduren Fashion as a result of the execution of a series of enterprise agreements. The determination of whether Jinduren Fashion is a VIE requires an evaluation of all the facts and circumstances, including interpretation of various laws, rules and regulations.  Though the Company cannot determine how the PRC regulatory authorities would conclude on the enterprise arrangements, management believes Jinduren Fashion qualifies as a VIE based on its evaluation.

Because the Company and Jinduren Fashion are under common control, the initial measurement of the assets and liabilities of Jinduren Fashion for the purpose of consolidation by the Company is at book value. The Company has had no other business activities except for the entering into of the exclusive agreements with Jinduren Fashion and its shareholders. For the purpose of presenting the financial statements on a consistent basis, the consolidated financial statements are prepared as if the Company had been in existence since January 1, 2007 and throughout each of the two-year period ended December 31, 2008.

The consolidated financial statements include the financial statements of the Company, its subsidiary and the variable interest entity, Jinduren Fashion. All significant inter-company transactions and balances between the Company, its subsidiary and the variable interest entity are eliminated upon consolidation.

(c)	Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Significant areas requiring the use of management estimates relate primarily to returns, sales allowances and customer chargebacks, inventory write-downs and valuation of long-lived assets. Actual results could differ from those estimates.

(d)	Revenue Recognition

Revenue from the sales of goods is recognized on the transfer of significant risks and rewards of ownership, which generally coincides with the time when the goods are delivered and the title has passed to the customers. Revenue excludes value-added tax and is arrived at after deduction of trade discounts and allowances.

(e)	Cash and Cash Equivalents

For purposes of the statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks.

(f)	Accounts receivable

Accounts receivable, which are unsecured, are stated at the amount the Group expects to collect. The Group maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Group evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2008 and 2007, all of the trade receivable balances were aged less than 90 days. The management determined no allowance for uncollectible amounts is required.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Office equipment	5 years
Plant and machinery	5 to 15 years

(h)	Inventories

Inventories are stated at the lower of cost or market value, determined by the weighted average method. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

(i)	Foreign Currency Translation

The Group has its local currency, Renminbi (“RMB”), as its functional currency. The consolidated financial statements of the Group are translated from RMB into US$ in accordance with SFAS No. 52, "Foreign Currency Translation".  Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, all income and expenditure items are translated at the average rates for each of the years and equity accounts, except for retained earnings, are translated at the rate at transaction date. Retained earnings reflect the cumulative net income (loss) translated at the average rates for the respective periods since inception and dividends translated at the rate at transaction date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange.  The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.  Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective years:

	Year ended December 31,
	2008		2007

Assets and liabilities	USD	0.14670	USD	0.13710
Statement of income	USD	0.14415	USD	0.13167

Commencing from July 21, 2005, China has adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. The exchange rate of the US$ against the RMB was adjusted from approximately RMB 8.28 per US$ to approximately RMB 8.11 per US$ on July 21, 2005. Since then, the PBOC administers and regulates the exchange rate of US$ against RMB taking into account the demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Land use right

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land.

These land use right are for 50 years and expire in 2056. Land use right is stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful life of 50 years.

Intangible assets of the Group are reviewed annually to determine whether their carrying value has become impaired. The Group considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Group also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2008 and 2007, the Group expects these assets to be fully recoverable.

(k)	Long-Lived Assets

The Group estimates the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. If the carrying value exceeds the Group’s estimate of future undiscounted cash flows, the Group then calculates the impairment as the excess of the carrying value of the asset over the Group’s estimate of its fair market value.

(l)	Comprehensive Income

The Group has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income or loss to include all changes in equity except those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

The Group’s only component of other comprehensive income is foreign currency translation gain (loss). The foreign currency translation gain (loss) for the years ended December 31, 2008 and 2007, were gain of $334,000 and loss of $5,000 respectively. Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity.

(m)	Income Taxes

The Group is mainly subject to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group accounts for income taxes under Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2008 and 2007, the tax years which remain subject to examination by major tax jurisdictions (PRC) as of December 31, 2008. We may from time to time be assessed interest or penalties by major tax jurisdictions. In the event we receive an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Income Taxes (continued)

The Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2008 and 2007, the tax years which remain subject to examination by major tax jurisdictions (PRC) as of December 31, 2008. We may from time to time be assessed interest or penalties by major tax jurisdictions. In the event we receive an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

(n)	Advertising Costs

Advertising costs are expensed in the period in which the advertisements are first run or over the life of the endorsement contract. Advertising expense for the years ended December 31, 2008 and 2007 were approximately $2.68 million and $1.4 million respectively. Advertising costs include advertising subsidy expense which is accrued based on the terms in effect with distributors and paid when all attaching conditions will be completed.

(o)	Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in cost of sales.

(p)	Research and Development Costs

The Group charges all product design and development costs to expense when incurred. Product design and development costs  for the years ended December 31, 2008 and 2007 aggregated approximately $2.24 million and $1.03 million, respectively.

(q)	Fair Value of Financial Instruments

The carrying amount of the Group’s consolidated financial instruments, which principally include cash and cash equivalents, accounts receivable and accounts payable, approximates fair value due to the relatively short maturity of such instruments.

The carrying amount of the Group’s short-term borrowings approximates the fair value based upon current rates and terms available to the Group for similar debt.

(r)	Recently Adopted Accounting Pronouncements

The Group has adopted Statement of Financial Accounting Standards (“SFAS”) 157 “Fair Value Measurements” and  SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115” (“FAS 159”) on January 1, 2008.   SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I -	Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II-	Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Recently Adopted Accounting Pronouncements (continued)

Level III -	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

The Group’s financial assets mainly consist of cash and cash equivalents, and accounts receivables. The fair values of the financial assets approximate their book value due to short maturities. Therefore, the adoption had no significant impact on the measurement of the financial assets.

(s)	New Accounting Standards

In December 2007, the FASB issued SFAS 160 “Accounting for Noncontrolling Interests”, which clarifies the classification of noncontrolling interests in statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. SFAS 160 will be effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of this standard on our Financial Statements; however, we do not expect that the adoption of SFAS 160 will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS 141(R) “Applying the Acquisition Method”, which clarifies the accounting for a business combination and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) will be effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of this standard on our Financial Statements; however, we do not expect that the adoption of SFAS 141(R) will have a material impact on our financial condition or results of operations.

(2)	INVENTORIES

Inventories consist of the following (in thousands):

	December 31,
	2008	2007
Raw materials	$262	$2,289
Work in process	23	168
Finished goods	229	2,251
	$514	$4,708

(3)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in thousands):

	December 31,
	2008	2007
Buildings	$914	$854
Furniture, fixtures and equipment	24	23
Motor vehicles	196	134
Office equipment	84	72
Plant and machinery	235	228
Total property, plant and equipment	1,453	1,311
Less accumulated depreciation	386	270
	$1,067	$1,041

Depreciation and amortization expense was approximately $107,000, and $92,000 for the years ended December 31, 2008 and 2007, respectively.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(4)	LAND USE RIGHT

Land use right is summarized as follows (in thousands):

	December 31,
	2008	2007

Land use right	$315	$294
Less accumulated amortization	43	30
	$272	$264

Amortization expense was approximately $10,000 and $9,000 for the years ended December 31, 2008 and 2007, respectively.  Amortization expense in each of the next 5 years is expected to be $10,000.

(5)	ACCRUED EXPENSES

Accrued expenses are summarized as follows (in thousands):

	December 31,
	2008	2007

Current portion:
Accrued salaries and wages	$120	$96
Accrued electricity	4	4
Receipts in advance	-	45
Advertising subsidies payables	419	569
	543	714
Non-current portion:
Advertising subsidies payables	-	243
	$543	$957

(6)	RELATED PARTY TRANSACTIONS

The amount due to/from a director was unsecured, interest-free and repayable on demand.

The Group was granted the rights to use several newly applied trademarks which are owned by the Group's CEO. However, the Group has not utilized the use of these trademarks. Group's CEO is in the process of transferring these trademarks to the Group. Costs of applying these trademarks are not significant.

(7)	SHORT-TERM BORROWINGS

The carrying amounts of the Group’s borrowings are as follows (in thousands):

	December 31,
	2008		2007
	Amounts	Interest Rate	Amounts	Interest Rate
Bank loan	$587	9.320%	$548	10.058%

As of December 31, 2008 and 2007, the short-term borrowings were secured by personal guarantee granted by Wu Qingqing, a Director of the Group.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(8)	EQUITY

As mentioned in note 1(b), the consolidated financial statements are prepared as if the Company had been in existence since January 1, 2007 and throughout each of the two-year period ended December 31, 2008. The share capital was assumed to have been issued on January 1, 2007, prior to its date of incorporation, April 30, 2008.

On date of incorporation, the Company’s authorized ordinary share capital was 50,000 shares of a single class each with a par value of $1.00 and its issued and fully paid share capital was 100 shares of a single class issued at par.

On December 5, 2008, an additional 900 shares of a single class each were allotted at par value of $1.00 and fully paid up in cash. Thus, as of December 31, 2008, 1,000 shares at par value of $1.00 were issued and outstanding.

On January 6, 2009, an additional 9,000 shares of a single class each were allotted at par value of $1.00 and fully paid up in cash. As such, as of the date of this report, the Company’s issued and fully paid share capital was 10,000 shares of a single class issued at par.

(9)	INCOME TAXES

The provisions for income tax expense were as follows (in thousands):

	Year ended December 31,
	2008	2007

PRC enterprise income tax - current	$3,065	$3,817

The Group is mainly subject to income taxes in the PRC and provision for the PRC corporate income tax was calculated based on the statutory tax rate of 33% on the assessable income arose in or before year 2007. Pursuant to the PRC Enterprise Income Tax Law (the “New Law”) passed by the Tenth National People’s Congress on 16 March 2007, the new PRC income tax rates for domestic and foreign enterprises are unified at 25% effective from January 1, 2008. The enactment of the New Law is not expected to have any significant financial effect on the amounts accrued in the consolidated balance sheet in respect of taxation payable and deferred taxation.

The applicable rate of Hong Kong profits tax for the years ended December 31, 2008 and 2007 was 17.5%. However, no provision for Hong Kong profits tax has been made for the years ended December 31, 2008 and 2007 as the Group did not carry on any business which generate profits chargeable to Hong Kong profits tax.

PXPF is a company incorporated as an international company in the BVI and is fully exempt from Domestic Corporate Tax of the BVI.

As of the balance sheet dates presented, there were no deferred tax assets or liabilities.

(10)	STATUTORY RESERVES

Under PRC regulations, Jinduren Fashion should pay dividends only out of its accumulated profits, if any, determined in accordance with PRC GAAP.  In addition, it is required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. As of December 31, 2007, the statutory reserve balance of the Company reached 50% of its registered capital, thus, there are no profits to be set aside for the reserve subsequently.  The statutory reserves are not distributable in the form of cash dividends to the Company but can be used to make up prior year cumulative losses.

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(11)	LEASE COMMITMENTS

The Group leases certain facilities under long-term, non-cancelable leases and year-to-year leases. These leases are accounted for as operating leases.  Rent expense amounted to $36,000 and $26,000 for the years ended December 31, 2008 and 2007 respectively.

Future minimum payments under long-term, non-cancelable leases as of the year ended December 31, 2008 are as follows:

Future minimum
payments

Year ended December 31, 2009	$7

(12)	BUSINESS AND CREDIT CONCENTRATIONS

The Group operates in the fashion apparel industry and generates all of its sales in the PRC. The fashion apparel industry is impacted by the general economy. Changes in the marketplace would significantly affect management’s estimates and the Group’s performance.

The Group has the following concentrations of business with each customer constituting greater than 10% of the Group’s sales:

	December 31,
	2008	2007
Customers

Customer A	25.84%	24.01%
Customer B	15.30%	14.92%
Customer C	12.76%	12.26%
Customer D	10.46%	10.25%

The Group has the following concentrations of business with each creditors constituting greater than 10% of the Group’s accounts receivables:

	December 31,
	2008	2007
Creditors

Creditor A	14.93%	17.15%
Creditor B	12.73%	15.43%
Creditor C	11.59%	12.86%
Creditor D	11.40%	12.63%
Creditor E	10.16%	10.23%
Creditor F	*	10.00%
Creditor G	*	11.65%

The Group has the following concentrations of business with each vendor constituting greater than 10% of the Group’s purchases:

PENG XIANG PENG FEI INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 AND 2007

(12)	BUSINESS AND CREDIT CONCENTRATIONS (CONTINUED)

	December 31,
	2008	2007
Vendors

Vendor A	38.17%		*
Vendor B	*	14.50%
Vendor C	15.31%		*

The concentration makes the Group vulnerable to a near-term severe impact should the relationships be terminated.

*
representing concentrations of business with those customers constituting less than 10% of the Group’s sales or purchases with those vendors constituting less than 10% of the Group’s purchases for the respective periods

(13)	BENEFIT PLAN

Pursuant to the relevant regulations of the PRC government, Jinduren Fashion participates in a local municipal government retirement benefits scheme (the “Scheme”), whereby Jinduren Fashion is required to contribute a certain percentage of the basic salaries of its employees to the Scheme to fund their retirement benefits. Contributions under the Scheme are charged to the income statement as incurred. Its contributions to the plan amounted to $175,000 and $161,000 for the years ended December 31, 2008 and 2007, respectively.

(14)	SUBSEQUENT EVENT

On February 13, 2009, Sino Charter Inc., incorporated on October 30, 2006 in the State of Nevada, completed a stock exchange transaction with the stockholders of Peng Xiang Peng Fei Investments Limited (“PXPF”), whereby 14,560,000 restricted shares of common stock was issued to the stockholders of PXPF in exchange for 100% of the common stock of PXPF.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$1,049.82
Printing and engraving expenses	-
Blue Sky fees and expenses	5,000.00	*
Legal fees and expenses	25,000.00	*
Accounting fees and expenses	15,000.00	*
Miscellaneous	-

Total	$46,049.82

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada Law

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138, or

(b)
acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)	is not liable pursuant to Nevada Revised Statute 78.138; or

(b)	acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the corporation pursuant to Section 78.752 may include the following:

(a)	the creation of a trust fund;

(b)	the establishment of a program of self-insurance;

(c)	the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)	the establishment of a letter of credit, guaranty or surety

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)	by the stockholders;

(b)	by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)	if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)	if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Charter Provisions and Other Arrangements of the Registrant

Pursuant to the provisions of the State of Nevada’s Revised Business Statutes, Sino Charter has adopted the following indemnification provisions in its Bylaws for its directors and officers:

“.01   Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

.02   Derivative Action The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

 .03   Successful Defense. To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and ..02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

.04   Authorization. Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

.05   Advances. Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

.06   Nonexclusivity. The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

.07   Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

.08   "Corporation" Defined. For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company’s Articles of Incorporation, the Nevada Revised Business Statutes or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of our transactions during the last three years involving sales of our securities that were not registered under the Securities Act of 1933, as amended (the “Act”):

On December 1, 2009, we sold and issued 653,536 shares of Common Stock (the “Common Shares”) to several accredited investors at $2.86 per share, and issued to these investors Warrants to purchase up to 326,767 shares of Common Stock for no additional consideration, for gross proceeds of approximately $1.87 million. The Common Shares and Warrants were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). We made this determination based on, in part, the representations of the Purchasers which included, in pertinent part, that such Purchasers were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that such Purchasers were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each Purchaser understood that the Preferred Shares and Warrants, as well as the shares of Common Stock from conversion of the Preferred Shares or exercise of the Warrants, may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

    In November 2009, we sold and issued an aggregate of 2,796,722 Preferred Shares and issued Warrants to purchase up to 1,398,367 shares of Common Stock to 57 accredited investors. There were two closings, the first on October 27, 2009, for gross proceeds of approximately $4.14 million, and the second on November 17, 2009, for gross proceeds of approximately $3.86 million. The Preferred Shares and Warrants were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Securities Act. We made this determination based on, in part, the representations of these investors which included, in pertinent part, that such investors were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that such investors were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each investor understood that the Preferred Shares and Warrants, as well as the shares of Common Stock from conversion of the Preferred Shares or exercise of the Warrants, may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

In 2009 in connection the Bridge Loan Agreement between Korea Jinduren and the Bridge Loan Investors, we issued to the Bridge Loan Investors an aggregate of 174,500 shares of common stock. These common shares were issued in accordance with and in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D under the Securities Act. We made this determination based on, in part, the representations of the Bridge Loan Investors which included, in pertinent part, that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that they were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each of them understood that these common shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On February 13, 2009, in connection with our Exchange Transaction with PXPF, we issued 14,560,000 shares of our common stock to the BVI Shareholders in exchange for 100% of the capital stock of PXPF. The issuance of the common stock to BVI Shareholders was exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation D or S thereof.  We made this determination based on the representations of the shareholders of PXPF which included, in pertinent part, that such shareholders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each member understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On February 12, 2009, we completed an offering of 514,000 shares of our common stock at a price of $0.10 per share to three purchasers. The total amount received from this offering was $51,400. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act. The Company made this determination based on the representations of Investors, which included, in pertinent part, that such shareholders were either (a) "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (b) not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Act, and that such Investor was acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each Investor understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On February 13, 2009, we completed an offering of 814,500 shares of our common stock at a price of $0.001 per share to 4 purchasers. The total amount received from this offering was $814.50. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act. The Company made this determination based on the representations of Investors, which included, in pertinent part, that such shareholders were either (a) "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (b) not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Act, and that such Investor was acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each Investor understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

In November 2006, we issued 10,000,000 shares of common stock pursuant to the exemption from registration contained in section 4(2) of the Securities Act. This was accounted for as a sale of common stock.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See “Exhibit Index” below, which follows the signature page to this registration statement.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus file with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
For purposes of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shishi, Fujian Province, on December 17, 2009.

VLOV, INC.

By:	/s/ Qingqing Wu
Qingqing Wu Chief Executive Officer (Principal Executive Officer)

By:	/s/ Yushan Zheng
Yushan Zheng Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Qingqing Wu		December 17, 2009
Qingqing Wu	Chairman of the Board, President, and Chief Executive Officer

/s/ Yushan Zheng		December 17, 2009
Yushan Zheng	Chief Financial Officer

/s/ Jianwei Shen		December 17, 2009
Jianwei Shen	Director

/s/ Zhifan Wu		December 17, 2009
Zhifan Wu	Director

/s/ Yuzhen Wu		December 17, 2009
Yuzhen Wu	Director

/s/ Congming Xie
Congming Xie	Director	December 17, 2009

EXHIBIT INDEX

Exhibit Number	Description

2.1	Share Exchange Agreement (1)

3.1	Articles of Incorporation (2)

3.2	Amendment to Articles of Incorporation (for 1-for-100 reverse stock split), filed with the Nevada Secretary of State on January 12, 2009 *

3.3	Articles of Merger filed on March 4, 2009 and effective March 20, 2009 (3)

3.4	Certificate of Correction filed on March 6, 2009 (3)

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed with the Nevada Secretary of State on October 23, 2009 (4)

3.6	Bylaws (2)

3.7	Amendment to the Bylaws (1)

4.1	Specimen Common Stock Certificate (2)

4.2	Specimen Series A Convertible Preferred Stock Certificate (4)

4.3	Form of Common Stock Purchase Warrant for the Preferred Shares Financing and Common Shares Financing (4)

5.1	Opinion of Richardson & Patel LLP *

10.1	Consulting Services Agreement (1)

10.2	Operating Agreement (1)

10.3	Equity Pledge Agreement (1)

10.4	Option Agreement (1)

10.5	Voting Rights Proxy Agreement (1)

10.6	Share Purchase Binding Letter of Intent with ARC China, Inc. dated September 29, 2009 (5)

10.7	Form of Securities Purchase Agreement for the Preferred Shares Financing (4)

10.8	Form of Escrow Agreement (4)

10.9	Form of Securities Purchase Agreement for the Common Shares Financing (6)

14.1	Code of Ethics (7)

21.1	List of Subsidiaries *

23.1	Consent of Crowe Horwath LLP *

23.2	Consent of Richardson & Patel LLP (included in Exhibit 5.1) *

*	Filed herewith.

(1)	Filed on February 13, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(2)	Filed on February 9, 2007 as an exhibit to our Registration Statement on Form SB-2, and incorporated herein by reference.

(3)	Filed on March 20, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(4)	Filed on October 30, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(5)	Filed on October 5, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(6)	Filed on December 2, 2009 as an exhibit to our Current Report on Form 8-K, and incorporated herein by reference.

(7)	Filed on March 7, 2008 as an exhibit to our Annual Report on Form 10-K, and incorporated herein by reference.